Exhibit 99.2

AMBIPAR EMERGENCY RESPONSE
Unaudited Interim Condensed Consolidated Financial Statements of Ambipar Emergency Response for the Nine-Month Period Ended September 30, 2024, and December 31, 2023.

AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim Statements of Financial Position (Unaudited) As of September 30, 2024 and December 31, 2023 (Values expressed in thousands of Brazilian Reais)

Assets
	Note	September 30, 2024 (unaudited)	December 31, 2023
Current
Cash and cash equivalents	4	440,908	423,266
Trade and other receivables, net	5	908,309	803,523
Income tax and social contribution recoverable	6.1	18,723	14,143
Other taxes recoverable	6.2	95,226	63,955
Prepaid expenses		46,553	32,239
Advances to suppliers		30,529	23,125
Inventories		74,612	34,159
Other accounts receivable		47,043	45,814
Total current assets		1,661,903	1,440,224

Non-current
Trade and other receivables, net	5	3,852	3,485
Related parties loans	16	180,377	29,322
Income tax and social contribution recoverable	6.1	19,983	1,472
Other taxes recoverable	6.2	1,899	857
Deferred taxes	22	23,505	28,800
Judicial deposits	15	605	631
Other accounts receivable		30,694	32,245

Property, plant and equipment, net	8	873,229	787,561
Right of use, net	14	371,094	88,737
Goodwill	9	1,671,730	1,537,135
Intangible assets	9	370,702	358,703
Total Non-current assets		3,547,670	2,868,948

Total assets		5,209,573	4,309,172

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

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AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim Statements of Financial Position (Unaudited) As of September 30, 2024 and December 31, 2023 (Values expressed in thousands of Brazilian Reais)

Liabilities
	Note	September 30, 2024 (unaudited)	December 31, 2023
Current
Loans and financing	10	170,954	84,369
Debentures	11	60,834	79,677
Trade and other payables	12	173,778	184,618
Labor obligations		98,239	82,768
Dividends Payable	16	12,268	57,364
Income tax and social contribution payable	13.1	8,812	21,684
Other tax payable	13.2	56,831	51,459
Obligations from acquisition of investment	7	94,412	183,825
Lease liabilities	14	28,874	22,620
Lease liabilities – fleet	14	69,599	—
Other bills to pay		29,811	34,638
		804,412	803,022

Non-current
Loans and financing	10	643,567	617,533
Debentures	11	382,070	466,073
Other taxes payable	13.2	10,507	8,638
Related parties loans	16	1,155,784	620,842
Deferred income tax and social contribution	22	228,513	187,784
Obligations from acquisition of investment	7	13,875	168,926
Provision for contingencies	15	377	393
Lease liabilities	14	50,316	34,860
Lease liabilities – fleet	14	180,174	—
Warrant and Earn-out	3.4.2	28,649	30,753
Other bills to pay		14,131	13,551
		2,707,963	2,149,353

Equity	17
Capital		1,443,108	1,443,108
Capital transactions		(109,305)	(99,516)
Accumulated translation adjustment		(10,132)	(208,057)
Retained earnings		16,550	(62,477)

Equity attributable to owners of the Company		1,340,221	1,073,058
Non-controlling interest		356,977	283,739
		1,697,198	1,356,797

Total shareholders' equity and liabilities		5,209,573	4,309,172

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

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AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim Statements of Income (Unaudited) For the period ended September 30, 2024 and 2023 (Amounts expressed in thousands of Brazilian Reais, except earnings per share)

	Note	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)

Net revenue	19	2,431,178	1,849,431

Cost of services rendered	20	(2,017,589)	(1,496,686)
Gross Profit		413,589	352,745

Operating (expenses)/revenues
Selling, general and administrative	20	(23,575)	(21,925)
Other income, net expenses	20	9,012	(103,887)
		(14,563)	(125,812)

Operating profit		399,026	226,933

Net financial result
Financial expenses	21	(397,604)	(149,834)
Financial income	21	186,774	26,838
		(210,830)	(122,996)
Net income before income tax and social contribution		188,196	103,937

Current income tax and social contribution	22	(34,852)	(63,553)
Deferred income tax and social contribution	22	(11,821)	(7,223)

Profit (loss) for the period		141,523	33,161

Attributable to
Controlling interest		79,026	(32,022)
Non-controlling interest		62,497	65,183

Number of shares at period end		55,429,851	55,429,851

Earnings per share (basic) at the end of the year - in R$	17.3	2.55	0.33
Earnings per share (diluted) at the end of the year – in R$	17.3	1.98	0.29

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

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AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited) For the period ended September 30, 2024 and 2023 (Values expressed in thousands of Brazilian Reais)

	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Profit (loss) for the period	141,523	33,161

Items that are or may be reclassified subsequently to profit or loss:
Exchange rate change on goodwill on investee abroad	9,789	27,020
Foreign currency translation adjustment	188,135	(151,695)
Other comprehensive loss for the period, net of tax	197,924	(124,675)

Total comprehensive income (loss), net of taxes	339,447	(91,514)

Attributable to:
Controlling interest	276,950	(156,697)
Non-controlling interest	62,497	65,183

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

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AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited) For the period ended September 30, 2024 and 2023 (Values expressed in thousands of Brazilian Reais)

				Profit Reserves
	Capital	Earn-out	Expenses on the issuance of shares	Legal reserve	Unrealized income reserve	Capital transactions	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non controlling interests	Total
Balance at January 1st, 2023	261,920	—	—	22,011	280,806	(110,218)	—	(89,165)	—	365,354	81,734	447,088

Issuance of 177.977.323 new shares	263,004	—	—	—	—	—	—	—	—	263,004	—	263,004
Exchange variation on capital transactions	—	—	—	—	—	(2,411)	—	—	—	(2,411)	—	(2,411)
Equity valuation adjustment	—	—	—	—	—	—	—	(3,356)	—	(3,356)	—	(3,356)
Initial transactions with non-shareholders 03.03.2023	—	—	—	—	—	—	—	—	—	—	15,427	15,427
Net income for the period	—	—	—	—	—	—	—	—	13,288	13,288	7,885	21,173
Initial transactions with shareholders 03.03.2023	307,714	—	—	(22,011)	(280,806)	16,940	—	(8,549)	(13,288)	—	—	—
PIPE and other investors	595,746	—	—	—	—	—	—	—	—	595,746	—	595,746
HPX trust account balance at CST&T	48,083	—	—	—	—	—	—	—	—	48,083	—	48,083
Initial collection HPX 03.03.2023	(41,750)	—	—	—	—	—	—	—	—	(41,750)	—	(41,750)
Earn-out	—	(162)	—	—	—	—	—	—	—	(162)	—	(162)
Exchange variation on capital transactions	—	—	—	—	—	10,960	—	(10,960)	—	—	—	—
Expenses on the issuance of shares	—	—	(119,822)	—	—	—	—	—	—	(119,822)	—	(119,822)
Realization of costs in the issuance of shares	—	—	119,822	—	—	—	—	—	—	119,822	—	119,822
Participation of non-controllers	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	—	—	—	(32,022)	(32,022)	65,183	33,161
Equity valuation adjustment	—	—	—	—	—	—	—	(61,133)	—	(61,133)	—	(61,133)

Balance, September 30, 2023 (unaudited)	1,434,717	(162)	—	—	—	(84,729)	—	(173,163)	(32,022)	1,144,641	170,229	1,314,870

Balances at January 1st, 2024	1,443,108	—	—	—	—	(99,516)	—	(208,056)	(62,476)	1,073,059	283,738	1,356,797

Exchange variation on capital transactions	—	—	—	—	—	(9,789)	—	9,789	—	—	—	—
Participation of non-controllers	—	—	—	—	—	—	—	—	—	—	10,742	10,742
Net income for the period	—	—	—	—	—	—	—	—	79,026	79,026	62,497	141,523
Other comprehensive loss	—	—	—	—	—	—	—	188,135	—	188,135	—	188,135
Balance, September 30, 2024 (unaudited)	1,443,108	—	—	—	—	(109,305)	—	(10,132)	16,550	1,340,220	356,977	1,697,197

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

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AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) – Indirect Method For the period ended September 30, 2024 and 2023 (Values expressed in thousands of Brazilian Reais)

	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Cash flows from operating activities
Profit (loss) for the period	141,523	33,161
Adjustments to reconcile income to cash from (applied to) operations:
Depreciation and amortization	210,830	124,673
Expected credit losses	2,072	(216)
Residual value of written-off property, plant and equipment and intangible assets	75,272	16,313
Provision for contingencies	(16)	(232)
Income tax and social contribution - Deferred	11,821	7,223
reversal of obligations due to investment acquisition	(5,242)	—
Interest on loans and financing, debentures, leases and exchange rate variation	194,382	121,686
Amortization of fees on loans, financing, and debentures	10,759	—
SWAP Result	(3,296)	—
Changes in assets and liabilities:
Accounts receivable	(42,463)	(54,429)
Recoverable taxes	(51,215)	(20,455)
Prepaid expenses	(12,261)	4,606
Advances to suppliers	(7,311)	(2,747)
Inventories	(38,219)	(8,534)
Other accounts receivable	6,492	(6,883)
Suppliers	(54,785)	(42,424)
Salaries and social security charges	11,888	(28,646)
Taxes payable	24,053	16,925
Warrant and Earn-out	—	—
Other accounts payable	(8,772)	(3,183)
Cash generated from operating activities	465,512	156,838
Interest paid on loans and financing	(53,997)	(44,483)
Interest paid on debentures	(58,546)	(94,549)
Interest paid on leases	(2,524)	(2,392)
Fines on debenture payments	(7,066)	—
Income tax and social contribution	(32,457)	(18,330)
Cash from (invested in) operations	310,922	(2,916)
Cash flow from investing activities
Cash spent on companies' acquisitions; net of cash received	—	(36,813)
Payment of obligations from acquisition of investments	(171,585)	(114,034)
Acquisition of property, plant and equipment and intangible assets	(40,629)	(163,808)
Net cash used in investing activities	(212,214)	(314,655)
Cash flow from financing activities
Attributed to shareholders
Profit Sharing - previous periods	(46,735)	(56,689)
Minority interest	—	699,532
Attributed to financing
Related parties	228,363	122,897
Lease payments - Principal	(107,158)	(70,850)
Raising of loans and financing	124,493	68,050
Collection of fees for loans and debentures	200,000	—
Costs in raising debentures and loans	(2,456)	—
Payments of loans and financing - Principal	(249,867)	(141,863)
Payments of debentures - Principal	(279,582)	(55,917)
Payment of Share Issuance Costs	—	—
Net cash generated from financing activities	(132,942)	565,160
Increase (decrease) in cash and cash equivalents	(34,234)	247,589
Exchange rate change in cash and cash equivalents	51,876	(8,277)
Cash and cash equivalents at the beginning of the period	423,266	271,607
Cash and cash equivalents at the end of the period	440,908	510,919

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

7

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
1.General information
Ambipar Emergency Response (the “Group Response” or “Company”) is a direct subsidiary of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group”) in the Emergency Response segment, it’s part of the Ambipar Group’s essence the commitment to sustainable matters, working on the ESG (“Environment, Social and Governance”) pillars within its business and supporting its clients.
The Ambipar Emergency Response is engaged in the response to accidents with chemical products and pollutants, fighting fires, environmental emergencies on highways, railways, airports, ports, industries, mining and pipelines, and natural disasters. The Company also offers the environmental services in specialized industrial clean.
The Ambipar Emergency Response is also specialized in Crisis Management and attendance to environmental, chemical, and biological emergencies that affect the health, the environment, and property. Supported by state-of-the-art professionals, with excellence, technological equipment using techniques in the most security protocols, in order to contribute to excellence in care. The Ambipar Emergency Response owns more than 400 bases around the world, employs more than 7,500 people, with more than 150,000 trained people and responds to emergencies on call 24 hours a day, 365 days a year.
On July 6, 2022, Emergência Participações S.A. entered into a business combination agreement with HPX Corp. (“HPX”), a Special Purpose Acquisition Company (SPAC), to further accelerate the company's growth. On March 3, 2023, after compliance with all corporate and regulatory requirements, the transaction was concluded. Thus, as of March 6, 2023, Ambipar Emergency Response became listed, and its common shares and warrants began to be traded on the NYSE American under the codes “AMBI” and “AMBI.WS”, respectively.
1.1.Activity in the Response segment
The principal business activities of the Ambipar Emergency Response comprise operating in prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, with its own bases and presence in 16 countries in South America, Europe, Africa, North America, and Antarctica. In addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
1.2.Activity in the Response segment
Fleet Renewal Presentation
On August 15, 2024, Company Board of Directors announced that it will sell its non-strategic fleet in Brazil to rental companies and lease new assets from them via operational leasing, thereby renewing its fleet.
The Company and its subsidiaries have reached agreements with two rental companies. The first is Addiante, a company resulting from a joint venture between the Brazilian groups Randon (RAPT4) and Gerdau (GGBR4). Addiante will purchase Ambipar Emergency Response’s used vehicles, with the commitment that the rental company will renew the heavy vehicle fleet, such as tractors, trucks, trailers, and buses, by leasing new, zero-kilometer vehicles.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
The second agreement is with CHG-MERIDIAN (John Deere) for the renewal of yellow-line assets in Brazil, including machinery such as backhoe loaders, forklifts, and tractors. In this agreement, the Company will sell used assets, lease new zero-kilometer items, and carry out transitional leasing of some of the used assets sold. CHG-MERIDIAN will assume the obligation to replace all leased used assets with new ones gradually over the next 24 months.
The sale of assets will generate approximately R$166,000 in cash for Group Response, and the rental cost will be around R$6,400 per month. The net proceeds from this initiative will be allocated to reducing gross debt.
3rd Issuance of Simple Debentures by the Subsidiary Emergência
On September 3, 2024, the Company’s Board of Directors approved the issuance of 200,000 (two hundred thousand) simple debentures, non-convertible into shares, in a single series, of a senior unsecured type, with additional personal guarantee, each with a nominal value of R$1,000 (one thousand reais).
The total issuance amounted to R$200,000,000.00 (two hundred million reais), with semiannual remunerative interest corresponding to the accumulated variation of the DI (Interbank Deposit) rate, plus a spread of 2.75% per year, based on a 252-day year. The principal will mature on September 16, 2029, with amortization over the last three years. The net proceeds from the issuance will be allocated to cash replenishment, refinancing, future payments, and liability management.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Amounts expressed in thousands of Brazilian Reais)
List of subsidiaries
The Unaudited Condensed Consolidated Interim Financial Statements include the individual statements of the entities of the Ambipar Emergency Response, listed below:

		Place of Business/ Country of Incorporation		Ownership held by Group		Ownership held by NCI
Company	Note		Controller	09.30.2024%	12.31.2023%	09.30.2024%	12.31.2023%	Consolidation method
Emergência Participações S.A.		Brazil	Ambipar Emergency Response	100.00	100.00	—	—	Full
Ambipar Response S.A.		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Insurance - Correta de Seguros Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Insurance - Atendimento a Seguros Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Chile SpA		Chile	Emergência Participações	100.00	100.00
Ambipar Response Chile S.A.		Chile	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Peru SAC		Peru	Ambipar Response Chile Spa e S.A.	99.78	99.78	0.22	0.22	Full
Ambipar Response Training S.A.		Chile	Ambipar Response Chile Spa e S.A.	99.99	99.99	0.01	0.01	Full
Ambipar Response Mineros e Integrales S.A.		Chile	Ambipar Response Chile Spa e S.A.	99.90	99.90	0.10	0.10	Full
Ambipar Uruguay S.A.		Uruguay	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Colombia S.A.S		Colombia	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Response Colombia S.A.S		Colombia	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Response Mexico S. de R.L. de C.V.		México	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Holding USA, INC		United States of America	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Texas, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipa Response Alabama, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Florida, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Colorado, Inc		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response EMS, Inc		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Northwest, Inc.		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response PERS, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Training Center ARTC, Inc		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Witt O'Brien"s LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Witt O'Brien's Payroll Management LLC		Delaware	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
O'Brien's Response Management, L.L.C.		Delaware	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O'Brien's Insurance Services, LLC		New Jersey	O'Brien's Response Management, L.L.C.	100.00	100.00	—	—	Full
Witt O'Brien's USVI, LLC		U.S. Virgin Islands	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O’Brien’s PR LLC		Puerto Rico	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Strategic Crisis Advisors LLC		Georgia	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Communications Pte. Ltd.		Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response (Asia) Pte. Ltd.		Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate PR Limited		England and Wales	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response Limited		England and Wales	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A.		Brazil	Witt O'Brien"s LLC	—	—	—	—	Full
Witt Associates do Brasil Consultoria Ltda		Brazil	Witt O'Brien"s LLC	—	—	—	—	No
Ambipar Holdings UK Limited		United Kingdom	Emergência Participações	100.00	100.00	—	—	Full
Groco 404 Limited		United Kingdom	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Site Service Limited		United Kingdom	Groco 404 Limited	100.00	100.00	—	—	Full
Ambipar Holding Ireland Limited		Ireland	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Response Ireland Limited		Ireland	Ambipar Holding Ireland	100.00	100.00	—	—	Full
Ambipar Howells Consultancy Limited		United Kingdom	Ambipar Response Limited (Reino Unido)	100.00	100.00	—	—	Full
Ambipar Response Limited (Reino Unido)		United Kingdom	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Response Limited (Irlanda)		Ireland	Ambipar Response Limited (Reino Unido)	100.00	100.00	—	—	Full

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Amounts expressed in thousands of Brazilian Reais)

Ambipar Holding Canadá, INC		Canadá	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Industrial Services Inc	(a)	Canadá	Ambipar Holding Canadá	70.00	70.00	0.00	30.00	Full
Orion Environmental Services Ltd. (OES)	(a)	Canadá	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Orion Tank Solutions Ltd. (OTS)	(a)	Canadá	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Ambipar Response Industrial Services E Inc.	(a)	Canadá	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Ambipar Response Industrial Services L Inc.	(a)	Canadá	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Ambipar Response Industrial Services G Inc.		Canadá	Ambipar Response Industrial Services Inc	70.00	70.00	30.00	30.00	Full
1653395 Alberta Ltd	(a)	Canadá	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Bulldog Energy Group	(a)	Canadá	1653395 Alberta Ltd	—	70.00	—	30.00	Full
Ambipar Response Emergency Services Canada F Inc		Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Ridgeline Canada Inc		Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
DFA Contracting Ltd		Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
JM Serviços Integrados S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
JM Serviços e Locações S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Desentupidora Belo Ltda		Brazil	Emergência Participações	—	—	100.00	100.00	Full
Ambipar Response Gás Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Dracares Apoio Marítimo e Portuário S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
Ambipar Response Marine S.A.		Brazil	Ambipar Response Dracares Apoio Marítimo e Portuário S/A	40.80	40.80	59.20	59.20	Full
Ambipar Response Maritime Services PDA S.A.		Brazil	Ambipar Response Marine S.A.	24.48	24.48	75.52	75.52	Full
Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviço S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Response S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Consultoria Técnica Ambiental Brasil Ltda		Brazil	RG Response	51.00	51.00	49.00	49.00	Full
Ambipar Response Espírito Santo S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Environmental Services Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Orbitgeo Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response OGTEC Facilities Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Wastewater Control Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Geoweb Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Geociências Ltda		Brazil	Ambipar Response Espírito Santo S.A.	38.50	38.50	61.50	61.50	Full
Ambipar Response Analytical S.A.		Brazil	Ambipar Response Espírito Santo S.A.	35.70	35.70	64.30	64.30	Full
Ambipar Response Fauna e Flora Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Environmental Consulting Offshore S.A.		Brazil	Ambipar Response Espírito Santo S.A.	42.00	42.00	58.00	58.00	Full
Ambipar Response Remediation S.A.		Brazil	Ambipar Response Espírito Santo S.A.	35.70	35.70	64.30	64.30	Full
Ambipar Response Remediation Ltda		Brazil	Ambipar Response Remediation S.A.	35.70	35.70	64.30	64.30	Full
RMC2 Soluções Ambientais Ltda		Brazil	Ambipar Response Remediation Ltda	17.85	17.85	82.15	82.15	Full
Fênix Emergências Ambientais Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
APW Ambiental e Transporte Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Tank Cleaning S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
Ambipar C-Safety Comércio, Indústria e Serviços Ltda		Brazil	Ambipar Response Tank Cleaning	51.00	51.00	49.00	49.00	Full
Ambipar Response Industrial Services S.A.		Brazil	Ambipar Response Tank Cleaning	26.01	26.01	73.99	73.99	Full
Ambipar Response Industrial Robot S.A.		Brazil	Ambipar Response Tank Cleaning	26.01	26.01	73.99	73.99	Full
Ambipar Response Emergency Medical Services R S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Emergency Medical Services H S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Emergency Medical Services S S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
(a)    On May 1, 2024, Orion Environmental Services Ltd. (OES), Orion Tank Solutions Ltd. (OTS), Ambipar Response Industrial Services Canada E Inc., Ambipar Response Industrial Services Canada L Inc., 1653395 Alberta Ltd ("165 AB"), and Bulldog Energy Group were amalgamated into their parent company Ambipar Response Industrial Services Canada Inc.

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Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
1.3.Authorization to issue these Consolidated Financial Statements
The issue of these Unaudited Condensed Consolidated Interim Financial Statements was authorized by the Management on November 13, 2024.
2.Description of significant accounting policies
2.1.Basis of presentation
As a result of the reorganization described below, these financial statements have been presented for all periods as if the Company was the holding company of the Group Response.
The Company became the holding company of the Group Response in June 2023 through a business combination (note 1.2) and as a result Emergência Participações S.A. (predecessor entity) became a wholly owned subsidiary of Ambipar Emergency Response.
These transactions are being accounted for on the predecessor values basis as common control transactions, based on the predecessor values recognized by the Company in its Unaudited Condensed Consolidated Interim Financial Statements from the dates that it obtained control of the Group Response.
Upon conclusion of the business combination, the results of operations of the Group were included in The Unaudited Condensed Consolidated Interim Financial Statements of the Company as if the Company had always owned the Group Response.
The Unaudited Condensed Consolidated Interim Financial Statements are expressed in thousands of Reais ("R$"), and the reporting of amounts in other currencies, when needed, is also expressed in thousands, unless otherwise indicated.
The preparation of The Unaudited Condensed Consolidated Interim Financial Statements requires Management to make judgments, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities, including contingent liabilities. However, uncertainty relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.
Ambipar Emergency Response’s Management states and confirms that all relevant information for The Unaudited Condensed Consolidated Interim Financial Statements is being evidenced and corresponds to the one used by Management in the administration.
The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on the historical cost’s basis, except certain financial assets and liabilities that measured at their fair value.
The Ambipar Emergency Response’s businesses included in these Unaudited Condensed Consolidated Interim Financial Statements are not generated as a single legal entity. These Unaudited Condensed Consolidated Interim Financial Statements are, therefore, not necessarily indicative of performance, cash flows obtained, and possessing actual equity and financial situation, as if this Ambipar Emergency Response had operated in a single legal entity during the years, or indicative of future results.
The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis, which assumes that the Ambipar Emergency Response will be able to discharge its liabilities.

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Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
2.2.Basis of consolidation
These Unaudited Condensed Consolidated Interim Financial Statements include the results of the Company and all its subsidiaries undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.
2.3.New or revised pronouncements applied for the first time in 2024
The new IFRS standards will only be applied in Brazil after the issuance of the respective standards in Portuguese by the Accounting Pronouncements Committee and approval by the Federal Accounting Council.
a)Amendment to IFRS 17 Insurance Contracts;
IFRS 17 was issued by the IASB in 2017 and replaces IFRS 4 for the reporting period beginning on or after January 1, 2023.
IFRS 17 introduces an internationally consistent approach to the accounting of insurance contracts. Prior to IFRS 17, there was significant diversity around the world in relation to the accounting and disclosure of insurance contracts.
Given that IFRS 17 applies to all insurance contracts issued by an entity (with limited scope exclusions), its adoption may have an effect on non-insurers, such as the Company. The Company carried out an assessment of its contracts and operations and concluded that the adoption of IFRS 17 had no effect on its consolidated annual financial statements.
b)Amendment to IAS 1 Presentation of Financial Statements;
In February 2021, the IASB issued amendments to IAS 1, which aim to make accounting policy disclosures more informative by replacing the requirement to disclose "significant accounting practices" with "material accounting policies." The amendments also provide guidance on the circumstances in which accounting policy information is likely to be considered material and therefore require disclosure.
These changes have no effect on the measurement or presentation of any items in the Company's Unaudited Condensed Consolidated Interim Financial Statements but affect the disclosure of its accounting policies.
c)Amendment to IAS 12 Taxes on Profit;
i.Deferred Tax related to Assets and Liabilities arising from a Single Transaction.
In May 2021, the IASB issued amendments to IAS 12, clarifying the exemption from initial recognition for certain transactions that result in both an asset and a liability being recognized simultaneously (e.g. a lease under IFRS 16). The amendments clarify that the exemption does not apply to the initial recognition of an asset or liability that, at the time of the transaction, generates equal taxable and deductible temporary differences.
These changes had no effect on the Company's consolidated annual financial statements.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
ii.International Tax Reform – Pillar Two Model Rules
In December 2021, the Organization for Economic Co-operation and Development (OECD) released a draft legislative framework for a global minimum tax that should be used by individual jurisdictions. The objective of the framework is to reduce the shifting of profits from one jurisdiction to another in order to reduce overall tax liabilities on corporate structures. In June 2022, the OECD released detailed technical guidance on the Pillar Two rules.
Stakeholders raised concerns with the IASB about the potential implications for income tax accounting, especially deferred tax accounting, arising from the Pillar Two model rules.
The IASB issued the final Amendments to the International Tax Reform – Pillar Two Model Rules, in response to stakeholder concerns on May 23, 2023.
The amendments introduce a mandatory exception for entities to recognize and disclose information on deferred tax assets and liabilities related to the Pillar Two rules. The exception takes effect immediately and retrospectively. The amendments also provide for additional disclosure requirements with respect to an entity's exposure to Pillar Two income tax.
Management has determined that the Company is not within the scope of the OECD's Pillar Two Model Rules and the exception to the recognition and disclosure of deferred tax information.
d)Change in IAS 8 Accounting Policies, Changes in Estimates and Rectification of Errors;
The amendments to IAS 8, which added the definition of accounting estimates, clarifies that the effects of a change in information or measurement technique are changes in accounting estimates, unless they result from the correction of errors from prior periods. These changes clarify how entities distinguish between changes in accounting estimates, changes in accounting policy, and errors from prior periods.
These changes had no effect on the Company's consolidated financial statements.
e)Amendments to IFRS 16
Add subsequent measurement requirements for sale and leaseback transactions, which satisfy the requirements of IFRS 15 - effective for periods beginning on or after January 1, 2024;
f)Changes to IAS 1
Clarifies aspects to be considered for the classification of liabilities as current and non-current - effective for periods starting on or after January 1, 2024;
g)Changes to IAS 1
Clarifies that only covenants to be fulfilled on or before the end of the reporting period, affect the entity's right to postpone the settlement of a liability for at least 12 months after the reporting date - effective for periods beginning on or after January 1, 2024;
h)Changes to IAS 7 and IFRS 7
Clarifies entity must disclose supplier financing arrangements, with information that allows users of the financial statements to assess the effects of these arrangements on the entity's liabilities and cash flows - effective for periods beginning on or after January 1, 2024.

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Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
2.4.New standards, revisions and interpretations issued that were not yet in force as of September 30, 2024
For the following rules or changes, management has not yet determined whether there will be significant impacts on the Company's financial statements, namely:
a)Amendments to IAS 21 - require the disclosure of information that allows users of the financial statements to understand the impact of a currency not being exchangeable - effective for periods beginning on or after January 1, 2025;
b)Issuance of the first sustainability disclosure standards by the International Sustainability Standards Board (ISSB), IFRS S1 and S2 – IFRS S1 establishes the main contents required for a complete set of financial disclosures related to sustainability and requires the entity to disclose information about all risks and opportunities related to sustainability, which can probably be expected and may affect the entity's prospects. This effect on the entity's prospects refers to its cash flow, its access to financing or cost of capital in the short, medium or long term. IFRS S2 requires an entity to report its exposure to climate-related risks and opportunities. Both S1 and S2 are in the process of translation and subsequent public consultation, by the Brazilian Committee of Sustainability Pronouncements (CBPS). It is expected that the appropriate final version of the standards for the Brazilian market will occur in 2024, since the CVM has already spoken out through CVM Resolution 59, encouraging companies to adopt the standards from 2025 or earlier, in order to voluntary, in 2024.
The Company is currently evaluating the impact of these new accounting standards and changes. The Company will assess the impact of the final amendments to IAS 1 on the classification of its liabilities as they are issued by the IASB. The Company does not believe that the amendments to IAS 1, in its current form, will have a significant impact on the classification of its liabilities, since the conversion feature on its convertible debt instruments is classified as an equity instrument and, therefore, does not affect the classification of its convertible debt as a non-current liability.
Other pronouncements and interpretations
There are no other rules, changes in rules and interpretations that are not in force that the Company and its subsidiaries expect to have a material impact resulting from their application in their individual and consolidated financial statements.
3.Basis of measurement
3.1.Currency translation
a)Functional and presentation currency
Items included in Ambipar Emergency Response’s Unaudited Condensed Consolidated Interim Financial Statements are measured using the currency of the primary economic environment in which companies operate ("the functional currency"). The Unaudited Condensed Consolidated Interim Financial Statements are presented in Reais (R$). All financial information disclosed has been rounded to the nearest value, except otherwise indicated.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
b)Foreign currency
Transactions with foreign currencies are converted into functional currency by using exchange rates prevailing on the transaction or valuation dates when the items are measured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statement of income. Foreign exchange gains and losses related to accounts receivable, suppliers and loans are presented in the statement of income as financial revenue or expense.
c)Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated in euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into euro at the exchange rates at the dates of the transactions.
Foreign currency differences are recognized in OCI and accumulated in the Translation reserve, except to the extent that the translation difference is allocated to NCI.
When a foreign operation in disposed of in its entirety or partially such as that the control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation in reclassified to profit or loss as part of the gain or loss on disposal. If the Company disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Company disposes only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.
3.2.Use of accounting estimates and judgment
The preparation of The Unaudited Condensed Consolidated Interim Financial Statements in accordance with International Financial Reporting Standards, issued by International Accounting Standards Board (IASB) and Interpretations (collectively "IFRS") and interpretations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.
Estimates and assumptions are reviewed in a continuous manner. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected. The information on critical judgments that refer to accounting policies adopted that have effects on amounts recognized in The Unaudited Condensed Consolidated Interim Financial Statements is presented in the following notes:
Impairment of non-financial assets
As stated in note 3.6, impairment testing involves calculating the value in use or the fair value less cost of disposal, when applicable, of the cash generating units to which the goodwill or other non-financial assets have been assigned. The value in use is determined by estimating five years of future cash flows, a perpetual value and using a discount rate that comprises three components: time value in money, the appropriate risk premium and uncertainty about the future cash flows. Hence, it relies on several critical judgements, estimates and assumptions. For more information on estimates and assumptions used in impairment testing, refer to note 8.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Revenue recognition
The Company applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of service (revenue recognized over time). The Company evaluates each contract individually, its critical terms and business relationship with its customer and any associated third party.
Lease term
The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Company has the option, under some of its leases, to lease the assets for additional terms. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, it considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.
After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).
Residual value and estimated useful life of property, plant and equipment and intangible asset (finite useful lives)
As stated in note 3.5 and 3.7, Intangible and property, plant and equipment assets are amortized over their useful lives. The useful life is based on management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.
Business Combination Accounting
We recognize, separately from goodwill, the identifiable assets acquired, and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling interest in the acquiree (if applicable) and the acquisition date fair value of our previously held equity interest in the acquiree (if applicable), over (b) the fair value of net assets acquired, and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.
Expected credit losses related to trade and other receivables
The expected loss on doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts according to the accounts receivable original terms.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
Income taxes
The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.
Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the Consolidated statements of operations and comprehensive income (loss) and may result in cash payments or receipts.
All income tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income tax provisions in the future. The amount of such a change cannot be reasonably estimated.
3.3.Cash and cash equivalents
Cash and cash equivalents include cash, bank deposits, highly liquid short-term investments, redeemable in up to three months or less, with an insignificant risk of change in fair value and for the purpose of meeting short-term commitments.
3.4.Financial instruments
3.4.1.Financial assets
Recognition and measurement
Purchases and sales of financial assets are recognized on trading date, Investments are initially recognized at fair value plus transaction cost for all financial assets not classified at fair value recognized in income (loss).
Financial assets at fair value recognized in the income (loss) are initially recognized at fair value, and transaction costs are charged to statement of income in the period they occur.
The fair value of publicly quoted investments is based on the current purchase price. If the market of a financial asset is not active, the Ambipar Emergency Response establishes the fair value using valuation techniques. These techniques include the use of recent transactions contracted from third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models, privileging market information and minimizing the use of information generated by Management.

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Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Classification
In the initial recognition, a financial asset is classified as measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) fair value through profit or loss (“FVTPL”).
A financial asset is measured at amortized cost if it meets both conditions below: (i) the asset is held within a business model whose purpose is to collect contractual cash flows; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that are only payments of principal and interest on the outstanding principal value.
A financial asset is measured in FVOCI only if it meets both conditions below: (i) the asset is maintained within a business model whose purpose is achieved by both the collection of contractual cash flows and the sale of financial assets; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that refer to payments of principal and interest on the outstanding principal value. All other financial assets are classified as measured at fair value through profit or loss.
In addition, upon initial recognition, the Ambipar Emergency Response may, irrevocably, designate a financial asset that satisfies the requirements to be measured at amortized cost, FVTOCI or even FVTPL. This designation is intended to eliminate or significantly reduce a possible accounting mismatch stemming from the result produced by the respective asset.
Financial assets – Business model assessment
The Ambipar Emergency Response makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:
•the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
•how the performance of the portfolio is evaluated and reported to the Ambipar Emergency Response’s management;
•the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Ambipar Emergency Response’s continuing recognition of the assets.
Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

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Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition, ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Ambipar Emergency Response considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition, in making this assessment, the Ambipar Emergency Response considers:
•contingent events that would change the amount or timing of cash flows.
•terms that may adjust the contractual coupon rate, including variable‑rate features;
•prepayment and extension feature; and
•terms that limit the Ambipar Emergency Response’s claim to cash flows from specified assets (e.g., non‑recourse features).
A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value, Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value, Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value, Dividends are recognized as income in profit or loss unless the dividend clearly represents a investment’s cost part recovery. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Trade and other receivables

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Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Trade and other receivables correspond to the amount’s receivable from clients for the rendering of service carried out in the normal course of Company’s activities. If the payment term is equivalent to one year or less (or any other term that is in conformity with Company's normal cycle), accounts receivable are classified as current assets. Otherwise, they are presented in non-current assets.
Trade and other receivables are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less expected impairment losses on accounts receivable, in practice, they are usually recognized at the billed amount, adjusted by provision for impairment, if necessary.
Recognition and derecognition
The financial instrument is recognized in The Unaudited Condensed Consolidated Interim Financial Statements when the entity becomes a party to the financial instrument contract. An entity removes a financial liability from its statement of financial position when its obligation is extinguished. An entity removes a financial asset from its statement of financial position when its contractual rights to the asset’s cash flows expire; when it has transferred the asset and substantially all the risks and rewards of ownership; or when it has transferred the asset and has retained some substantial risks and rewards of ownership, but the other party may sell the asset. The risks and rewards retained are recognized as assets.
Impairment of financial assets
Expected credit losses
The expected loss on doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts according to the accounts receivable original terms.
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
a)Recognition
The Ambipar Emergency Response recognizes loss allowances for Expected Credit Loss (ECLs) on:
•financial assets measured at amortized cost;
•debt investments measured at FVOCI; and
•contract assets.
The Ambipar Emergency Response also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.
The Ambipar Emergency Response measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12‑month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and

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Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Ambipar Emergency Response considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward‑looking information.
The Ambipar Emergency Response assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Ambipar Emergency Response considers a financial asset to be in default when:
•the debtor is unlikely to pay its credit obligations to the Ambipar Emergency Response in full, without recourse by the Ambipar Emergency Response to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
The Ambipar Emergency Response considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12‑month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Ambipar Emergency Response is exposed to credit risk.
b)Measurement
ECLs are a probability‑weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Ambipar Emergency Response expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.
c)Credit-impaired financial assets
At each reporting date, the Ambipar Emergency Response assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit‑impaired. A financial asset is ‘credit‑impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit‑impaired includes the following observable data:
•significant financial difficulty of the debtor;
•a breach of contract such as a default or being more than 90 days past due;

22

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
•the restructuring of a loan or advance by the Ambipar Emergency Response on terms that the Ambipar Emergency Response would not consider otherwise;
•it is probable that the debtor will enter bankruptcy or other financial reorganization; or
•the disappearance of an active market for a security because of financial difficulties.
d)Presentation of allowance for ECL in the statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.
e)Write-off
The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Company has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Compnay individually makes an assessment with respect to the timing and amount of write‑off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.
Derecognition of financial assets
A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is written off when: (i) the rights to receive cash flows from the asset have expired; and (ii) the Company transferred its rights to receive cash flows of the asset or has assumed an obligation to fully pay cash flows received, without significant delay, to a third party under terms of an "on lending" agreement; and (a) the Company has substantially transferred all risks and benefits related to the asset; or (b) the Company has not transferred and has not substantially retained all risks and benefits related to the asset, but has transferred control over that asset.
When the Company transfers its rights to receive cash flows from an asset or enters into a transfer agreement and does not transfer or substantially retain all risks and benefits related to the asset, an asset is recognized to the extent of the Company’s ongoing involvement with this asset.
3.4.2.Financial liabilities
Initial recognition, classification and measurement
A financial asset or financial liability is measured initially at fair value. Subsequent measurement depends on the category of financial instrument.  Some categories are measured at amortized cost, and some at FVTPL. A financial liability is classified as at FVTPL if it is classified as held‑for‑trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

23

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
•the change is necessary as a direct consequence of the reform; and
•the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.
When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.
Borrowing costs
Cost of loans attributed to the acquisition, construction or production of an asset that necessarily demands a substantial period of time to become ready for intended use or sale is capitalized as part of this asset’s cost.
Loan costs are comprised by interest and other costs that the Company incurs in connection with fundraising.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, canceled, or expired. When an existing financial liability is replaced by another of the same lender with substantially different terms, or the terms of an existing liability are significantly changed, this substitution or alteration is treated as a write-off of the original liability and recognition of a new liability, whereas the difference in the corresponding book value is recognized in the statement of income.
Loans and financing
Borrowings and financing are initially recognized at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.
Any difference between the amounts raised (net of transaction costs) and the settlement amount is recognized in the income statement during the period while the loans are outstanding, under the effective interest rate method.
Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Warrant and Earn-out
Warrant is a financial instrument that confers the right, but not the obligation, to acquire shares at a specified price during a specific period. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in profit or loss for the period. The balance on September 30, 2024 (unaudited) is R$ 28,649.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Earn-out is related to the achievement of certain objectives in merger and acquisition operations, in which a part of the purchase price is deferred and based on the future performance of the company. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in the equity transaction account in the Company's equity.
Such operations are classified in IAS 32/IFRS 9 and are classified as derivative financial instruments, assets and liabilities. Fair value is calculated according to a Monte Carlo simulation model at each measurement date.
3.5.Intangible assets and Goodwill
(i)Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use;
•management intends to complete the software and use or license it there is an ability to use or sell the software;
•it can be demonstrated how the software will generate probable future economic benefits;
•adequate technical, financial and other resources to complete the development and to use or sell the software are available; and
•the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include employee´s costs and an appropriate portion of relevant overheads.
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.
(ii)Goodwill
Goodwill is measured as described in note 9, Goodwill on acquisitions of subsidiaries is included in intangible assets, Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.
(iii)Research and development
Expenditure on research activities is recognized in profit or loss as incurred.

25

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to the initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
(iv)Other Intangibles
Other intangible assets, including client’s portfolio, patents and trademarks, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
(v)Amortization
Amortization is recognized in the Consolidated Statement of Income (loss) based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as measured as described in note 9 (b).
The assets' net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.
In September 30, 2024, the Company reviewed the estimated useful lives of these assets, and no significant change was identified.
Other intangible assets, including customer relationships, work force, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
3.6.Impairment of non-financial assets
An impairment loss is recognized in The Unaudited Condensed Consolidated Interim Financial Statements of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.
3.7.Property, plant, and equipment
Property, plant, and equipment (PPE) are stated at historical cost less accumulated depreciation and accumulates impairment losses (if applicable). Historical cost includes expenses directly attributable to the acquisition of items. Historical cost also includes financing costs related to the acquisition of qualifying assets.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Subsequently incurred costs are added to the asset's book value or are recognized as a separate asset, as applicable, and only when it is likely that associated future economic benefits will flow and that the item's cost can be reliably measured.
The book value of replaced items and parts is written off. All other maintenance and repair costs are recorded as a contra entry to income (loss) for the year, when incurred.
Lands are not depreciated. Depreciation of other assets is calculated using the straight-line method, with the costs of other assets being allocated to their residual values over the estimated useful life. Assets under development are not depreciated until they are available for use. Property, plant, and equipment useful lives are disclosed in note 8.
Residual values and the useful lives of material assets are reviewed and adjusted, if adequate, at the end of each year and depreciated using the straight-line method.
An asset's book value is immediately written down to its recoverable amount if the asset's book value is greater than its estimated recoverable amount, as impairment.
An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the Consolidated statement of operations in the period the asset is de-recognized.
Gains and losses from disposals are determined when the asset is derecognized by the comparison of results with the book value and are recognized in "Other net operating revenues (expense)" in the statement of income, as incurred.
3.8.Trade accounts payable and other accounts payable
Trade accounts payable and other accounts payable are obligations due for assets or services acquired from suppliers in the normal course of businesses and are classified as current liabilities if payment is due within one year. Otherwise, trade accounts payable are presented as non-current liabilities.
They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at the amount of the related invoice.
3.9.Provisions
Provisions for lawsuits (labor, civil and tax) are recognized when: the Company has a present or constructive obligation as result of past events; it is likely that an outflow of funds will be required to settle the obligation; and if the amount can be estimated reliably, Provisions are not recognized for future operating losses.
When there is a series of similar obligations, the probability of settling them is determined by considering all obligation as a whole. A provision is recognized even if the likelihood of settlement related to any individual item included in the same class of obligations is small.
The provisions are measured at the present value of the expenditures that shall be necessary to settle the obligation, using a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability. The increase in the obligation over time is recognized as a financial expense.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
3.10.Income tax
Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
The Company has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.
3.10.1.Current tax
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.
Companies under the deemed income system
There are companies that opted for taxation based on estimated profit. The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% more than R$ 240 for income tax and 9% for social contribution, both applied to a percentage of 32% gross revenue.
Companies under the taxable income system
The income tax and social contribution of current year are calculated based on the rates of 15% plus a surcharge of 10% on taxable income more than R$ 240 for income tax and 9% on taxable income for social contribution on net income and take into account (if any) tax loss carry forward and negative basis of social contribution, limited to 30% of taxable income.
The Company operates in several international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as service provider and tax continues to evolve.
3.10.2.Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future;
•taxable temporary differences arising on the initial recognition of goodwill.
Temporary differences in relation to a right‑of‑use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. There are no unrecognized tax losses or tax credits.
Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The measurement of deferred tax reflects the tax consequences that would follow from the manner which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Company has not rebutted this presumption.
Deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.
3.11.Revenue recognition
The revenue is stated net of taxes, returns, rebates or discounts, its recognition is in accordance with IFRS 15 - Revenue from customer contracts, which establishes a five-steps model to determine how and when it will be recognize, as well as its measurement, provided that revenues and costs can be measured reliably.
The Company revenue recognizes revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.
In addition, specific criteria for each of the Company’s activities must be met, as described below:
Rendering of services
The Company provides emergency services that includes prevention, training, and emergency response.
Revenues are generated from services at customer sites or other locations. Response services for environmental emergencies include any scale from man-made disasters such as oil spills, to natural disasters such as hurricanes. Emergency response services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel.
The Company recognizes revenue for these services over time, as the customer receives and consumes the benefits of the service as they are being performed and the Company has a right to receive for performance completed to date. The Company uses the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over the number of hours, days or even months for larger scale projects. In this situation, can be recognized unbilled revenue.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
3.12.Leases liabilities
As a lessee
At inception of a contract, the Company assesses whether a contract is, or contains, a lease liability. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for of the period agreed time in exchange for consideration.
At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component based on its relative stand‑alone prices. However, for the leases of property the Company has elected not to separate non‑lease components and account for the lease and non‑lease components as a single lease component.
The Company recognizes a right‑of‑use asset and a lease liability at the lease commencement date. The right‑of‑use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right‑of‑use asset is subsequently depreciated using the straight‑line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right‑of‑use asset reflects that the Company will exercise a purchase option. In that case the right‑of‑use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right‑of‑use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.
The Company determines it’s the range incremental borrowing rate from 7,08% to 8,5% as each year by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in‑substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in‑substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right‑of‑use asset or is recorded in profit or loss if the carrying amount of the right‑of‑use asset has been reduced to zero.
From January 1st, 2021, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Company remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.
The Company presents right‑of‑use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.
Short-term leases and leases of low-value assets
The Company has elected not to recognize right‑of‑use assets and lease liabilities for leases of low‑value assets and short‑term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight‑line basis over the lease term.
3.13.Distribution of dividends and interest on own capital
Payment of dividends and interest on capital to Company shareholders is recognized as a liability in The Unaudited Condensed Consolidated Interim Financial Statements at the end of the year, based on the by-laws that govern the Company’s companies.
Any amount above the mandatory minimum is provisioned only on the date of its approval by the shareholders.
The tax benefit of interest on own capital is recognized in the statement of income.
3.14.Business combinations
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at least, an input and substantive process and whether the acquired set has the produce outputs ability.
The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The goodwill constituted in the business combination is recorded in non-current assets, subgroup of intangible assets. Any goodwill that arises is recorded in intangible assets and tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

31

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
The consideration transferred does not include amounts related to the settlement of pre‑existing relationships. Such amounts are generally recognized in profit or loss.
Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.
If the Company makes a purchase of an investment and part of the amount is in installments, the accounts payable is recorded in the item Obligations from acquisition of, as mentioned in Note 7.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
3.15.Non-controlling interests
The interest attributable to non-controlling shareholders was calculated based on the percentage, mentioned in the table below, of total shareholders’ equity in 2024.
Set out below is summarized financial information for NCI that are material to the Company for September 30, 2024 (unaudited):

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A.	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A	Ambipar Response Industrial Services Canada	Unidroid Robotica Do Brasil Ltda	Ambipar Response Maritime Services PDA S.A.	Smr Socorro Médico e Resgate Ltda	Ssmr Saude Ocupacional Ltda. Epp	Ssr Servicos De Seguranca e Resgate Ltda Epp	Total
	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024
Current assets	174,376	31,607	101,903	7,586	29,543	51,287	7,635	18,124	148,913	4,502	2,200	19,156	14,496	7,188	618,516
Current liabilities	(98,061)	(20,191)	(82,975)	(2,841)	(17,121)	(20,168)	(4,808)	(9,548)	(79,331)	(41)	(909)	(8,785)	(10,204)	(3,583)	(358,566)
Current net assets	76,315	11,416	18,928	4,745	12,422	31,119	2,827	8,576	69,582	4,461	1,291	10,371	4,292	3,605	259,950
Non-current assets	243,450	90,689	167,991	8,080	135,573	11,579	8,596	6,109	434,272	835	1,723	7,429	19,462	3,750	1,139,538
Non-current liabilities	(195,972)	(27,516)	(60,974)	(4,494)	(28,746)	(16,759)	(577)	(1,526)	(100,566)	(2,892)	(116)	(2,799)	(15,739)	(6,941)	(465,617)
Non-current net assets	47,478	63,173	107,017	3,586	106,827	(5,180)	8,019	4,583	333,706	(2,057)	1,607	4,630	3,723	(3,191)	673,921
Net assets	123,793	74,589	125,945	8,331	119,249	25,939	10,846	13,159	403,288	2,404	2,898	15,001	8,015	414	933,871
Net assets controlling	123,793	74,589	125,945	8,331	119,249	25,939	10,846	13,159	403,288	2,404	2,898	15,001	8,015	414	933,871
Net assets nom-controlling	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accumulated NCI	39,593	25,150	47,940	2,792	36,926	5,940	1,736	2,918	112,480	1,135	868	3,717	2,276	264	283,738
Others adjustment from non-controlling	10,378	11,399	13,773	671	21,503	1,842	433	3,530	8,604	43	291	783	129	(140)	73,239
Accumulated NCI adjusted															356,977

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A,	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A	Ambipar Response Industrial Services Canada	Ambipar Response Industrial Robot S.A.	Ambipar Response Maritime Services PDA S.A.	Ambipar Response Emergency Medical Services R S.A.	Ambipar Response Emergency Medical Services H S.A.	Ambipar Response Emergency Medical Services S S.A.	Total
Revenue	284,636	71,225	149,833	10,406	53,374	65,333	13,260	52,502	104,361	2,404	3,675	62,644	33,892	17,723	925,268
Cost of services rendered	(224,831)	(61,318)	(96,448)	(8,551)	(43,438)	(55,773)	(9,945)	(41,487)	(106,566)	(2,319)	(2,712)	(56,876)	(32,114)	(17,235)	(759,613)
Gross profit	59,805	9,907	53,385	1,855	9,936	9,560	3,315	11,015	(2,205)	85	963	5,768	1,778	488	165,655
Selling, general and administrative expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other expense	429	14,782	75	327	43,321	—	440	—	(6,460)	—	11	(167)	(6)	(19)	52,733
Operating expenses	429	14,782	75	327	43,321	—	440	—	(6,460)	—	11	(167)	(6)	(19)	52,733
Operating profit	60,234	24,689	53,460	2,182	53,257	9,560	3,755	11,015	(8,665)	85	974	5,601	1,772	469	218,388
Finance costs	(23,484)	(1,812)	(8,724)	(250)	(1,499)	(4,697)	(289)	(157)	(1,485)	(55)	(39)	(184)	(1,057)	(757)	(44,489)
Finance income	3,889	3,184	1,050	17	300	1,683	274	13	—	12	35	170	3	2	10,632
Net finance costs	(19,595)	1,372	(7,674)	(233)	(1,199)	(3,014)	(15)	(144)	(1,485)	(43)	(4)	(14)	(1,054)	(755)	(33,857)
Profit before tax	40,639	26,061	45,786	1,949	52,058	6,546	3,740	10,871	(10,150)	42	970	5,587	718	(286)	184,531
Income tax and social contribution	(14,638)	(2,798)	(17,678)	(253)	(8,175)	4,719	(496)	(3,668)	256	46	(242)	(1,989)	(788)	(28)	(45,732)
Profit for the year	26,001	23,263	28,108	1,696	43,883	11,265	3,244	7,203	(9,894)	88	728	3,598	(70)	(314)	138,799
Profit for the year controlling	16,734	11,864	14,335	1,025	22,381	7,885	2,595	3,674	(6,923)	45	437	2,519	(49)	(220)	76,302
Profit for the year non-controlling	9,267	11,399	13,773	671	21,502	3,380	649	3,529	(2,971)	43	291	1,079	(21)	(94)	62,497
Interest attributable to non-controlling shareholders	30.00%	49.00%	49.00%	49.00%	49.00%	30.00%	20.00%	49.00%	30.02%	49.00%	40.00%	30.00%	30.00%	30.00%
(*)    The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
3.16.Segment reporting
For reviewing the operational performance of the Company and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Company, which is comprised of the Chief Executive Officer of the Company, reviews the Consolidated results as a geographical area disaggregated by domestic market and foreign market as a whole market. The CODM considers the whole Company a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a Consolidated basis for all subsidiaries and business lines.
The Company’s net revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to The Unaudited Condensed Consolidated Interim Financial Statements.
For more information regarding the Company's non-current assets and net revenue by geographic area, refer to note 8.
3.17.Earnings per share – basic and diluted
The Company calculates basic earnings per share using the total average weighted number of outstanding ordinary shares during the period corresponding to income, in accordance with accounting pronouncement IAS 33.
3.18.Prepaid expenses
Those are basically disbursements made in advance, which will be charged to the result as soon as the expenses are actually incurred.
3.19.Transactions eliminated on combination
Intra‑group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra‑group transactions, are eliminated. Unrealized gains arising from transactions with equity‑accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
3.20.Financial income and financial expenses
The Company’s financial income and financial expenses include:
•interest income.
•interest expense.
•the net gain or loss on financial assets at FVTPL; and
•the fair value loss on contingent consideration classified as a financial liability.
The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•the gross carrying amount of the financial asset; or
•the amortized cost of the financial liability.

34

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit‑impaired) or to the amortized cost of the liability. However, for financial assets that have become credit‑impaired after the initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset, if the asset is no longer credit‑impaired, then the calculation of interest income reverts to the gross basis.
3.21.Share capital
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.
3.22.Financial risk management
The Company is party to transactions involving financial instruments for the purpose of financing its activities or investing its available funds.
The management of these risks is performed through the definition of conservative strategies aiming at liquidity, profitability, and safety. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market.
In December 31, 2023, there were no transactions involving derivative financial instruments with speculative purposes and compound financial instruments with embedded derivatives.
Financial instruments are recognized only as from the date the Company becomes a party to contractual provisions. When recognized, they are initially recorded at its fair value plus any transaction costs directly attributed to its acquisition or issue (when applicable). Then they are measured at the end of each reporting period, in accordance with the standards established for each type of classification of financial assets and liabilities.
3.22.1.Financial risk factors
In the normal course of business, the Company is exposed to market risks, including changes in interest rates and foreign currency rates.
Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
The Company's activities expose it to various financial risks: market risk (including fair value interest rate risk, and cash flow interest rate risk and price risk), credit risk and liquidity risk, related primarily to our financing activities and foreign operation. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company does not have operations quoted at commodity prices; therefore, it has no exposure to commodity price risks.

35

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
The management of risk is conducted by the treasure departments.
a)Market risk
Market risk is the risk that changes in market prices – e.g. Foreign exchange rate, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.
(i)Interest rate risk
Interest rate risk arises from the portion of debt pegged to the long-term interest rate – CDI and interest earning bank deposits at CDI, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose the Company to cash flow interest rate risk.
Loans issued at fixed rates expose the Company to fair value risk associated with interest rate. Considering that a substantial part of the Company’s loans is linked to fixed rates. Management believes that the risk of significant changes in income and cash flows is low.
The Company set three scenarios (probable, possible, and remote) for simulation, In the probable scenario, the rates disclosed by BM&F were set forth by the Management and the possible and remote scenario, a 25% and 50% impairment, respectively, in the variables. The calculation basis used is the amount presented in the notes of cash and cash equivalents, loans and financing and debentures:
•September 30, 2024 (unaudited)

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote
CDI - Interest earning bank deposits	274,207	29,477	36,846	44,216
CDI – Loans	(814,521)	(87,561)	(109,451)	(131,342)
CDI – Debentures	(442,904)	(47,612)	(59,515)	(71,418)
Net exposure	(983,218)	(105,696)	(132,120)	(158,544)
•December 31, 2023

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote
CDI - Interest earning bank deposits	132,072	15,518	19,398	23,277
CDI - Loans and Financing	(701,902)	(82,473)	(103,091)	(123,710)
CDI – Debentures	(545,750)	(64,126)	(80,158)	(96,189)
Net exposure	(1,115,580)	(131,081)	(163,851)	(196,622)
Due to the nature, complexity, and isolation of a single variable, the estimates presented may not faithfully represent the value of the loss, if the variable in question has the deterioration shown. The calculation was performed for a win/loss scenario     in the period of one month.

36

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
b)Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers and investments in debt securities.
The credit risk arises from cash and cash equivalents, deposits in banks and other financial institutions, and exposure to client credit. For banks and financial institutions, only securities from entities considered as prime line are accepted.
The Credit Analysis area evaluates the client’s creditworthiness by considering their financial position, past experiences, and other factors.
Individual risk limits are determined with basis on internal or external classifications in accordance with limits determined by management. The use of credit limits is regularly monitored.
No credit limit was exceeded in the period, and Management does not expect any losses arising from defaults by those parties in addition to the provision already formed (Note 5).
As mentioned in note 18 - Segment reporting, the Emergency Response Services do not have customers representing more than 10% of their net revenue in September 30, 2024 and December 31, 2023.
c)Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.
The cash flow forecast is carried out by the Company’s Management. The Management monitors the continuous forecasts of Company’s liquidity requirements to ensure it has enough cash to satisfy operating needs. This forecast takes into consideration the Company’s debt financing plans, compliance with clauses, attainment of the internal goals of the balance sheet quotient and, if applicable, external or legal regulatory requirements - for example, currency restrictions.
Surplus cash held by the Company beyond the balance required for administration of working capital, is invested in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of September 30, 2024, (unaudited) the Company maintained short-term funds of R$ 724,207 (R$ 143,473 as of December 31, 2023) which are expected to readily generate cash inflows to manage the liquidity risk.

37

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
The table below analyzes the Company’s non-derivative financial liabilities per maturity intervals, corresponding to balance sheets’ remaining period until contract maturity date (*):

	<1 year	1–2 years	2–5 years	>5 years	Total
September 30, 2024 (unaudited)
Loans and financing	170,954	88,590	554,638	339	814,521
Loans and financing (interest)	19,591	10,152	63,562	39	93,344
Debentures	60,834	61,618	320,452	—	442,904
Lease liabilities	109,242	128,598	232,524	—	470,364
Suppliers and other accounts payable	203,589	14,131	—	—	217,720
	564,210	303,089	1,171,176	378	2,038,853

December 31, 2023
Loans and financing	84,369	140,566	476,967	—	701,902
Loans and financing (interest)	9,534	15,884	53,897	—	79,315
Debentures	79,677	116,518	349,555	—	545,750
Lease liabilities	24,892	29,344	8,248	—	62,484
Suppliers and other accounts payable	219,255	13,551	—	—	232,806
	417,727	315,863	888,667	—	1,622,257
(*)    In order, the amounts above refers to agreement nominal amount, however, they not represent of Financial and accounting position as financial statement.
d)Regulatory and environmental risks
The Company is subject to the laws and regulations of the countries where it operates. The Company’s Management established environmental certified policies and procedures focused on the compliance with environmental laws.
The Management carries out regular analyses to identify environmental risks and assure that controls under operation are appropriate and duly certified.
e)Foreign currency risks
On September 30, 2024 (unaudited), and December 31, 2023, the Company has not exposed to a significant transactional foreign currency. So, it concluded that they had no impact on the Annual Financial Statements as the fiscal years ends.
3.22.2.Capital management
The Company's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining an optimal capital structure to reduce this cost.
In order to keep or adjust the capital structure, the Company may review the dividend payment policy, refund capital to the shareholders or, also, issue new shares or sell assets to reduce, for instance, the indebtedness level.
The Company monitors capital based on the ratio of financial leverage. This index corresponds to net bank loans and financing divided by total capital. Net bank loans and financing, on its turn, corresponds to current and non-current loans and financings as shown in statement of financial position less cash and cash equivalents. Net bank loans and financing is a non-gaap measure.

38

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
The total capital is calculated through the sum of shareholders equity, as shown in the statement of financial position with net bank loans and financing and debentures.
The financial leverage ratio on September 30, 2024 (unaudited) and December 31, 2023, can be summarized as follows:

Consolidated financial information	September 30, 2024 (unaudited)	December 31, 2023
Loans and financing and debentures	1,257,425	1,247,652
Less: cash and cash equivalents	(440,908)	(423,266)
Net bank loans and financing	816,517	824,386
Total shareholders' equity	1,697,198	1,356,796
Total capital	2,513,715	2,181,182
Leverage ratio	32,5%	37.8%
3.22.3.Fair value estimate
It is assumed that balances of trade accounts receivable and trade accounts payable at book value, less impairment loss, approximate their fair values, considering the realization terms and settlement of these balances, from 30 to 60 days.
For disclosure purposes, financial liabilities’ fair value is estimated by discounting future contract cash flows at interest rate prevailing in the market, which is available to the Company for similar financial instruments. The effective interest rates at the balance sheet dates are customary in the market and their fair values do not differ materially from the balances in the accounting records.
Interest earning bank deposits, represented by investments in Interbank Deposit Certificate (CDI) (note 4) were initially measured at fair value and classified as amortized cost. Additionally, were evaluated based on the yield rate contracted with the respective financial institution, considered as the usual market rate. Interest income from these financial assets is included in financial income using the effective interest rate method. Any gains or losses due to the write-down of the asset are recognized directly in profit (loss) and presented in net financial expenses.
Additionally, Management understands the financial instruments recognized in the financial information at their book values, do not show significant changes in relation to the respective market values.
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in arm's length transactions. Fair value hierarchy must have the following levels:
•Level 1: prices charged (unadjusted) in active markets for identical assets or liabilities;
•Level 2: different inputs of the prices negotiated in active markets included at Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
•Level 3: inputs for the asset or liability that are not based on observable market variables (non-observable inputs).

39

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Financial instruments by category

September 30, 2024 (unaudited):
		Consolidated
	Fair value level	Book value	Market value
Amortized cost (category):
Financial assets
Cash and banks	Level 1	166,701	166,701
Interest earning bank deposits - immediate liquidity	Level 1	274,207	274,207
Trade and other receivables, net	Level 1	908,309	908,309
Related parties	Level 2	180,377	180,377

Financial liabilities
Loans and leases liabilities	Level 2	814,521	814,521
Debentures	Level 2	442,904	442,904
Trade and other payables	Level 1	173,778	173,778
Obligations from acquisition of investment	Level 2	108,287	108,287
Related parties	Level 2	1,155,784	1,155,784
Lease liabilities	Level 2	79,190	79,190

December 31, 2023:
		Consolidated
	Fair value level	Book value	Market value
Amortized cost (category):
Financial assets
Cash and banks	Level 1	291,194	291,194
Interest earning bank deposits - immediate liquidity	Level 1	132,072	132,072
Accounts receivable	Level 1	803,523	803,523
Related parties	Amortized cost – Level 2	29,322	29,322

Financial liabilities
Loans and leases liabilities	Level 2	701,902	701,902
Debentures	Level 2	545,750	545,750
Suppliers	Level 1	184,618	184,618
Obligations from acquisition of investment	Level 2	352,751	352,751
Related parties	Level 2	620,842	620,842
Lease liabilities	Level 2	57,480	57,480
4.Cash and cash equivalents

	June 30, 2024 (unaudited)	December 31, 2023
Cash and banks	166,701	291,194
Interest earning bank deposits	274,207	132,072
	440,908	423,266
Financial investments are mainly represented by Bank Deposit Certificates and Capitalization Bonds from first-rate financial institutions, with low credit risk, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and offers immediate liquidity and maturity in up to 90 days, indexed to 104% of the CDI for September 30, 2024 (unaudited), and the year ended December 31, 2023.

40

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
5.Trade and other receivables

	September 30, 2024 (unaudited)	December 31, 2023
Accounts receivable
Trade notes receivable - domestic operations	311,648	271,039
Trade notes receivable - foreign operations	607,747	541,154
	919,395	812,193

	919,395	812,193

Allowance for expected losses - doubtful accounts	(7,234)	(5,185)
	912,161	807,008

Current	908,309	803,523
Noncurrent	3,852	3,485
	912,161	807,008
The expected credit losses are established by considering supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward‑looking information.
It is formed an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
The Company allocates each exposure to a credit risk grade based on the determined data to be predictive of the risk of loss (including but not limited to external ratings, audited Financial Statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative factors that are indicative of the risk of default and are aligned to external credit rating definitions from agencies.
Concerning the securities that are overdue for more than 181 days, the collection processes and procedures, and agreements, even in installment payments, are in progress, and the probability of success is relatively high.
The Company assumes that there was no significant decrease in ECL between December 2023 and September 2024, despite the relevant increase in accounts receivable. This situation is mainly due to the customer portfolio of new acquisitions without significant historical losses observed.

41

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
6.Tax assets
6.1.Tax asset

	September 30, 2024 (unaudited)	December 31, 2023
Prepaid Income tax and social contribution (IR/CS)	38,706	15,615
	38,706	15,615

Current	18,723	14,143
Non-current	19,983	1,472
6.2.Other tax asset

	September 30, 2024 (unaudited)	December 31, 2023
Recoverable INSS (Social security tax) withheld	25,216	12,791
Recoverable PIS (Tax on sales)	1,848	2,212
Recoverable COFINS (Tax on sales)	9,355	6,950
Recoverable ICMS (State VAT)	2,466	1,157
IRRF (Withholding income tax) to offset	54,380	39,321
Other taxes recoverable	3,860	2,381
	97,125	64,812

Current	113,949	78,098
Non-current	21,882	2,329
	135,831	80,427

42

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
7.Business combinations
The Company made the following acquisitions from January 1, 2022, to September 30, 2024 (unaudited):

Base date	Target Company	Interest acquired (%)
January 2022	Ambipar Response Dracares Apoio Marítimo e Portuário S/A.	51
January 2022	Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviço S/A.	51
January 2022	RG Response S.A.	51
February 2022	Ambipar Response Emergency Services Canada F Inc.	100
June 2022	Ambipar Response Analytical S/A.	51
July 2022	Ambipar Response Fauna e Flora Ltda	100
July 2022	Ambipar Response Emergency Services Canada G Inc.	100
July 2022	Ambipar Response Tank Cleaning S/A	51
August 2022	Ridgeline Canada Inc.	100
November 2022	Witt O´Briens LLC	100
February 2023	Ambipar Response Marine S/A	80
April 2023	Ambipar Response Industrial Services S/A	51
April 2023	Ambipar Response Environmental Consulting Offshore S/A	60
May 2023	DFA Contracting Ltd	100
September 2023	Ambipar Response Remediation S.A.	51
November 2023	Ambipar Response Maritime Services PDA S.A.	60
December 2023	Ambipar Response Industrial Robot S.A.	51
December 2023	1653395 Alberta Ltd ("165 AB")	100
December 2023	Ambipar Response Emergency Medical Services R S.A.	70
December 2023	Ambipar Response Emergency Medical Services H S.A.	70
December 2023	Ambipar Response Emergency Medical Services S S.A.	70
Corporate movements are described in the list of subsidiaries.

43

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
December 31, 2023:

Assets and liabilities acquired at fair value (*)	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Zenith	Industrial Robot	SMR	SSMR	SSR	Alberta Ltd	Total
Current assets
Cash and cash equivalents	1,526	2,924	8,420	9,597	1,953	473	1,020	3,240	793	882	680	31,508
Trade and other receivables	1,501	425	4,664	13,474	9,023	492	—	6,705	1,481	1,153	58,285	97,203
Inventories	50	—	—	—	8,965	—	1,789	912	126	270	6,248	18,360
Other assets	112	7	753	517	5,437	427	234	355	112	1,535	39,705	49,194
Non-Current assets
Other assets	943	—	—	—	103	114	1,501	4,985	548	440	166,887	175,521
Property, Plant and Equipment	3,425	490	1,894	9,096	29,210	1,075	89	7,766	7,138	6,453	28,024	94,660
Intangible assets	25	8	—	—	94	369	—	16	—	11	—	523
Goodwill	—	—	—	—	—	—	—	—	—	—	213,123	213,123
Separately Identified Intangibles	—	—	—	—	—	—	900	—	—	—	—	900
Added Value of Fixed Assets	—	—	—	2,699	—	—	—	—	—	—	—	2,699
Current liabilities
Trade and other payables	(122)	—	(1,677)	(1,371)	(1,534)	(59)	(7)	(1,742)	(179)	(218)	(62,309)	(69,218)
Loans and Financing	(47)	—	(525)	—	(6,279)	—	—	(635)	(848)	(1,431)	—	(9,765)
Employee benefits	(950)	(2)	(924)	—	(979)	(396)	—	(4,245)	(1,272)	(749)	30	(9,487)
Current income tax payable	(160)	(290)	(3,283)	—	(2,511)	(134)	—	(2,629)	(594)	(384)	(9,263)	(19,248)
Other liabilities	(450)	(1,332)	(5,581)	(16)	(17,445)	(20)	(11)	(1,155)	(2)	(143)	(63,898)	(90,053)
Non-current liabilities
Loans and Financing	—	—	—	(1,258)	(4,723)	(229)	—	(370)	—	(4,752)	(7,799)	(19,131)
Other liabilities	(55)	—	—	(11,081)	(99)	(49)	(2,731)	(1,515)	(5)	(2,363)	(73,236)	(91,134)
(-) Deferred taxes on Added Value				(918)	—	—	(306)	—	—	—	—	(1,224)
Attributable to the non-controlling Shareholders of the Company	—	—	—	—	(1,278)	—	—	—	—	—	—	(1,278)
Total identifiable net assets	5,798	2,230	3,741	20,739	19,937	2,063	2,478	11,688	7,298	704	296,477	373,153

Total amount of the consideration transferred	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
(-) Cash acquired	(1,526)	(2,924)	(8,420)	(9,597)	(1,953)	(473)	(1,020)	(3,240)	(793)	(882)	(680)	(31,508)
(-) Assumed amount of the obligation to pay	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)
Cash paid, net of cash received	3,646	(888)	6,258	25,321	19,362	(137)	480	(3,240)	(793)	(882)	367,763	416,890

Primary					—		1,500				—	1,500
Secondary	10,345	6,170	29,357	52,084	55,601	1,009	3,000	45,243	6,770	15,766	138,499	363,844
Non-cash value											368,260	368,260
Total amount of consideration transferred	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
Primary
Secondary	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)
Non-cash value											—	—
(-) Assumed value of the obligation to pay	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)
Determining goodwill (*)
Total amount of the consideration transferred, Net	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
Total amount of identifiable net liabilities	(4,638)	(1,338)	(1,908)	(20,739)	(10,167)	(1,238)	(1,264)	(8,182)	(5,109)	(493)	(296,476)	(351,552)
Goodwill paid resulting from expected future profitability	5,707	4,832	27,449	31,345	45,434	(229)	3,236	37,061	1,661	15,273	210,283	382,052

44

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)

Assets and liabilities acquired at fair value (*)	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Zenith	Industrial Robot	SMR	SSMR	SSR	Alberta Ltd	Total

Date of acquisition	03/21/2023	04/14/2023	04/26/2023	04/27/2023	07/10/2023	10/04/2023	12/20/2023	10/13/2023	10/13/2023	10/13/2023	09/30/2023
Control start month	04/2023	04/2023	04/2023	04/2023	07/2023	10/2023	12/2023	10/2023	10/2023	10/2023	10/2023
Company that acquired control	Ambipar Response Dracares Apoio Marítimo e Portuário Ltda	Ambipar Response Espírito Santo S.A.	Ambipar Tank Cleaning S/A	Ambipar Holding Canadá Inc.	Ambipar Response Espírito Santo S.A.	Ambipar Response Marine S/A	Ambipar Tank Cleaning S/A	Emergência Participações S.A.	Emergência Participações S.A.	Emergência Participações S.A.	Ambipar Response Industrial Services Canada
Acquisition Value	R$ 10,345	R$ 6,170	R$ 29,357	CAD 14,135	R$ 55,601	R$ 1,009	R$ 4,500	R$ 45,243	R$ 6,770	R$ 15,766	CAD 138,755
Percentage acquired	80%	60%	51%	100%	51%	60%	51%	70%	70%	70%	70%
(*)    On the acquisition date, although the Company assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have an interim report. The goodwill for expected future profitability in 2023 was R$ 382,052 (R$ 508,174 in 2022).
(**)    In 2023, the Company spent R$ 47,131 (R$1,090,040 in 2022) on acquisitions of companies, as mentioned in the cash flow statement, in investment activities, from business combinations with third parties.

45

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
For September 30, 2024 (unaudited), and September 30, 2023, the acquired companies contributed with the following net revenue and profit to the Company's results.

	September 30, 2024 (unaudited)		September 30, 2023 (unaudited)
	Net Revenue	Profit for the year	Net Revenue	Profit for the year
Ambipar Response Marine S.A.	—	—	8,981	2,779
Ambipar Response Industrial Services S.A.	—	—	34,758	3,542
Ambipar Response Environmental Consulting Offshore	—	—	4,692	2,248
DFA Contracting Ltd	—	—	19,658	4,065
Ambipar Response Remediation S.A.	—	—	—	3,677
Ambipar Response Remediation Ltda	—	—	12,010	3,677
RMC2 Soluções Ambientais Ltda	—	—	5,675	14
	—	—	85,774	20,002
(*)    see note 7.6.
If the above acquisitions had occurred on January 1st, 2024, and January 1st, 2023, management estimates that the consolidated net revenue and profit for the year would have been the following:

	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Net Revenue	2,431,178	1,915,439
Profit for the period	141,523	53,594
Indetermining these amounts, management has assumed that the fair value adjustments, if any, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2022. The information presented above is not intended to indicate expected results in future years, being only shown for informational purposes.
Goodwill
Management considered that most of the acquisitions performed by Response have a purpose of increasing market share and geographical presence. The response segment usually operates with emergency services, where being close to the customers is very important for a good performance of the services. Therefore, goodwill is measured as the excess of the cost of acquisition over the acquirer's fair value of assets, liabilities and contingent liabilities acquired.
Customer relationship
The Company considered that the customer relationships do not consist of relevant asset for the acquisitions because the acquiree did not present at the acquisition date contracts with customers that present a term long enough or large recurrence of services contracted by a customer that could present significant benefit to the acquirer. Most of the contracts with customers and relationship with customers refer to regional contracts with clients that are located on the geographical area of the acquiree. Aligned with the rationale presented on the section of “Brand” above, the acquirees mostly refers to small entities and have limited capabilities of retaining significant clients. The capability is improved by the acquiree from the moment that Response obtains its control, by applying the processes and skills of Ambipar Group.

46

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Goodwill
The main motivation for the acquisition of the Company refer to increase market share on different geographical areas. All the acquisitions identified goodwill on the analyzed transactions. The Company understands that this amount of goodwill presented above refers mostly to the expectation of benefits arising from the increase market share that motivated the purchases.
Workforce
The Company did not identify an asset referring to workforce and work qualifications since the acquirees do not demonstrate competitive advantage on the market. The workers do not have proven specific training, needed for the rendering of the services provided by the acquirees. Also, the high turnover rates contribute for the non-significancy of the workforce on the acquisitions analyzed.
Brand
No asset related to brand was identified in the acquisitions since the acquirees do not disclose massively its brand name on the local media and market so it does not have expressiveness that could significantly contribute generating benefits related to this potential asset.
In addition, the Company has the practice of including the Ambipar Group’s brand to all the acquirees, in order to link the new acquiree to the Ambipar Group and help it to utilize the power of Ambipar’s brand and market recognition to help it improve the operations of the acquiree.
Obligation from acquisition
The payment schedule for obligations due to investment acquisition:

Year of maturity
2024	22,452
2025 (9 Months)	71,960
2025 (3 Months)	796
2026	10,079
2027	3,000
108,287

Current	94,412
Non-current	13,875
Impairment tests
Goodwill is classified as an asset that has an undefined useful life and must be tested annually and whenever there are indications of possible loss of value. Assets and liabilities are grouped into a single CGU (Cash Generating Unit) which is the Group Response itself for the purpose of impairment testing, Goodwill was allocated to this single CGU.
Any impairment loss is immediately recorded as a loss in the statement of income and is not subject to a subsequent reversal.

47

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
The Company used the value-in-use method to carry out the impairment test. For the entire CGU, a 5-years projection period was considered, with growth in perpetuity, in addition to observing the financial budgets prepared by Management to start the projection of cash flows.
Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (WACC), which was calculated using the Capital Asset Pricing Model (CAPM) method, also considering several components of financing, debt and equity used by the Company to finance its activities.
As a result of the impairment test, as of September 30, 2024 (unaudited), and December 31st, 2023, and evaluating the scenario that there have been no changes in significant risk variables and the used future cash flow assumptions of the acquired businesses since the last closing of the annual Consolidated Financial Statements, no losses have been identified for the CGU in which the goodwill is allocated.
The recoverable amounts of the CGUs at estimated value were its book value at the amount of R$ 2,915,660 (R$ 2,683,399 as of December 31, 2023). Management foresees that the two hypotheses of alteration are reasonably possible.
8.Property, plant and equipment
(a)Breakdown and changes
Changes in property, plant and equipment are as follows:

September 30, 2024 – (Unaudited)
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
Opening balance	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099
Transfers	(16,537)	11,966	(92,725)	1,758	573	141,110	550	(66,525)	7,469	17,383	5,022
Additions	2,600	177	74,355	1,043	579	54,437	866	50,200	2,560	18,134	204,951
Write-offs	(21)	(11)	(86,580)	(179)	(100)	(98,759)	(65)	40,535	(229)	(10)	(145,419)
Fair value-added value	—	—	3,209	162	38	113	—	—	—	—	3,522
Exchange-rate change	6,188	(87)	45,135	1,471	804	35,199	858	170	79	—	89,817
Balance	51,442	13,710	527,600	26,595	13,859	528,879	45,750	82,735	64,703	162,719	1,517,992

Accumulated depreciation
Opening balance	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	—	(8,452)	(15,188)	(572,538)
Transfers	14,607	(9,965)	97,702	(493)	(458)	(104,952)	25	—	—	—	(3,534)
Depreciation	(1,249)	(253)	(37,852)	(2,657)	(832)	(31,390)	(2,224)	—	(1,527)	(5,179)	(83,163)
Write-offs	1	—	33,690	8	462	31,384	—	—	66	4,420	70,031
Fair value-added value	—	—	(605)	(18)	(50)	(539)	(1)	—	(219)	(1,232)	(2,664)
Exchange-rate change	(1,377)	(903)	(26,007)	(1,306)	(655)	(22,043)	(583)	—	(21)	—	(52,895)
Balance	(7,126)	(11,474)	(240,307)	(20,166)	(8,785)	(314,413)	(15,160)	—	(10,153)	(17,179)	(644,763)

Cost	51,442	13,710	527,600	26,595	13,859	528,879	45,750	82,735	64,703	162,719	1,517,992
Depreciation and amortization	(7,126)	(11,474)	(240,307)	(20,166)	(8,785)	(314,413)	(15,160)	—	(10,153)	(17,179)	(644,763)
	44,316	2,236	287,293	6,429	5,074	214,466	30,590	82,735	54,550	145,540	873,229
(*)    purchase of investees conforms informed in note 7.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)

December 31,2023
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
Opening balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Transfers	15,420	212	28,337	2,038	1,080	40,023	1,211	(45,642)	17,155	5,763	65,597
Additions	18,555	624	79,285	1,363	705	42,626	2,659	65,363	2,529	51,693	265,402
Write-offs	(940)	—	(7,496)	(243)	(222)	(37,689)	(1,359)	(3,882)	(86)	(3,858)	(55,775)
Business combination (*)	1,969	408	246,517	1,308	685	37,077	—	1,831	3,050	—	292,845
Fair value-added value	—	—	1,188	(127)	440	994	34	—	—	—	2,529
Exchange-rate change	(2,608)	(1)	(3,886)	(745)	(932)	(13,933)	(470)	—	(57)	—	(22,632)
Balance	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099

Accumulated depreciation
Opening balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)
Transfers	(8,006)	(7)	(13,343)	(954)	383	(15,224)	(268)	—	-	(32)	(37,451)
Depreciation	(2,158)	(102)	(36,876)	(4,696)	(2,319)	(26,816)	(3,434)	—	(1,288)	(4,398)	(82,087)
Write-offs	278	3	7,677	—	478	23,836	332	—	23	1,308	33,935
Business combination (*)	(376)	(152)	(178,570)	(653)	(310)	(17,384)	—	—	(769)	-	(198,214)
Fair value-added value	—	—	(496)	7	(95)	(1,236)	(3)	—	(292)	(1,642)	(3,757)
Exchange-rate change	443	—	(1,090)	529	650	10,209	326	—	21	-	11,088
Balance	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	—	(8,452)	(15,188)	(572,538)

Cost	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099
Depreciation and amortization	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	-	(8,452)	(15,188)	(572,538)
	40,104	1,312	276,971	6,640	4,713	209,906	31,164	58,355	46,372	112,024	787,561
(*)    purchase of investees conforms informed in note 7.Rates of depreciation
(b)Rates of depreciation
The depreciation rates are as follows:

Assets	Useful life (in years)	Annual weighted average rate (%)
Aircrafts	10	10.00
Leasehold improvements	3–25	16.15
Buildings	10–25	4.90
Vessels	5–20	8.00
Tools	4–10	10.00
Equipment	2–10	21.76
Facilities	3–10	10.83
Software license	5	20.00
Machinery and equipment	3–20	15.56
Machinery and equipment – fleets	3–10	10.00
Furniture and fixtures	3–10	13.83
Software	5	20.76
Vehicles	3–10	19.80
Vehicles – Fleet	2–10	20.00

49

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
(c)Relevant maintenance costs
The Company owns an investment in a subsidiary of the aviation industry, which performs relevant maintenance on property, plant and equipment at regular intervals during its economic useful life. These maintenances are performed to restore or maintain the original performance standards foreseen by the suppliers and represent the only alternative for the use of the asset until the end of its useful life. For such maintenance, entities stop the operations of the asset or group of assets for a certain period of time and generally incur the following main expenses:
a)Main components and parts;
b)Own services or services contracted from third parties for the replacement of components and parts;
c)Own or outsourced services for relevant maintenance and cleaning; and
d)Fixed plant costs during the maintenance period, inventory losses, etc.
(d)PPE held as collateral
In the period ended on September 30, 2024 (unaudited), the amount of R$ 214,157 (R$ 141,821 as of December 31, 2023) is represented by the property, plant, and equipment in the vehicle classes (primarily represented by trucks), machinery, appliances, and equipment, which are the guarantees of the respective financing in the FINAME and Lease liabilities modality.
(e)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value. This evidence is detected and the net book value exceeds recoverable value, a provision for impairment is recognized to adjust net book value to the recoverable value.
The recoverable value of an asset is defined as the lower of its book value and its value in use. The value-in-use calculation is based on the discounted cash flow model, considering a single CGU that is the Group Response itself. The business growth assumptions are based on the annual budget for 2022 and the long-term projections of its subsidiaries. Estimated future cash flows were discounted at the rate equivalent to the average weighted cost of capital. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	%
Discount rate	20.19
Terminal value growth rate	3.4
The discount rate was a post‑tax measure estimated based on the historical industry average weighted‑average cost of capital.
Estimated EBITDA was projected considering histories and forecasts as follows:
•CGU’s revenues include service provision. Revenue growth was projected considering economic recovery and price increases/decreases based on inflation estimates;

50

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
•Operating costs and expenses were projected considering the historical performance of the CGU and the trends in personnel cost readjustments and investments in the structure; and
•Capital expenditures were estimated considering the maintenance of existing infrastructure, machinery, equipment, and vehicles for continuous operation and compliance with client contracts.
For September 30, 2024 (unaudited), and the year ended December 31, 2023, the estimated value in use exceeded the carrying amount.
(f)Leasehold improvements
Leasehold improvements comprise improvements made on third party properties and are substantially related to the lease liabilities agreement for the use of properties in Nova Odessa/SP and the Ambipar Group’s headquarters in São Paulo/SP with a related company of the Company, which owns the property, for a period of five years, signed in 2021.
9.Intangible assets
(a)Breakdown and changes
Changes in intangible assets are as follows:

	September 30, 2024(Unaudited)
	Trademarks and patents	Software	Client portfolio	Know-how	Non Compete	Total
Cost
Opening balance	44,424	25,783	316,959	11,201	6,611	404,978
Transfers	19	(11,274)	(3,222)	—	—	(14,477)
Additions	—	567	—	—	—	567
Write-offs	(4)	(207)	—	—	—	(211)
Fair value added value	—	46	9,139	—	—	9,185
Exchange-rate change	5,088	1,631	36,686	16	561	43,982
Closing balance	49,527	16,546	359,562	11,217	7,172	444,024

Accumulated amortization
Opening balance	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)
Transfers	—	2,620	4,974	—	—	7,594
Additions	—	(1,744)	(5,364)	—	—	(7,108)
Write-offs	—	217	110	—	—	327
Fair value added value	(3,837)	(11)	(15,917)	(1,685)	(1,048)	(22,498)
Exchange-rate change	(829)	(738)	(3,633)	(5)	(157)	(5,362)
	(10,716)	(8,168)	(45,964)	(5,649)	(2,825)	(73,322)

Cost	49,527	16,546	359,562	11,217	7,172	444,024
Accumulated amortization	(10,716)	(8,168)	(45,964)	(5,649)	(2,825)	(73,322)
	38,811	8,378	313,598	5,568	4,347	370,702

51

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)

	December 31, 2023
	Trademarks and patents	Software	Client portfolio	Know-how	Non-Compete	Total
Cost
Opening balance	36,580	37,903	345,634	10,237	2,895	433,249
Transfers	10,108	(13,165)	—	—	—	(3,057)
Additions	13	4,067	—	—	—	4,080
Write-offs	—	(578)	—	—	—	(578)
Business combination	369	652	—	—	—	1,021
Fair value-added value	(508)	—	(5,300)	900	3,872	(1,036)
Exchange-rate change	(2,138)	(3,096)	(23,375)	64	(156)	(28,701)
Closing balance	44,424	25,783	316,959	11,201	6,611	404,978

Accumulated amortization
Opening balance	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
Transfers	—	3,145	251	—	—	3,396
Additions	—	(7,944)	—	—	—	(7,944)
Write-offs	—	6	—	—	—	6
Business combination	—	(497)	—	—	—	(497)
Fair value-added value	(4,987)	—	(20,373)	(2,157)	(1,341)	(28,858)
Exchange-rate change	176	(316)	829	(27)	12	674
	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)

Cost	44,424	25,783	316,959	11,201	6,611	404,978
Accumulated amortization	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)
	38,374	17,271	290,825	7,242	4,991	358,703

September 30, 2024 (unaudited)
Goodwill
Cost
Opening balance	1,537,135
Due Diligence Adjustment	(753)
Response Price Adjustment	(17,721)
Exchange-rate change	153,069
Closing balance	1,671,730

December 31, 2023
Goodwill
Cost
Opening balance	1,192,302
Additions	382,281
Added Value Transfer	(3,755)
Due Diligence Adjustment	21,123
Response Price Adjustment	1,383
Exchange-rate change	(56,199)
Closing balance	1,537,135

	September 30, 2024 (unaudited)	December 31, 2023
Carrying amounts
Indefinite life	1,710,541	1,575,509
Definite life	331,891	320,329
	2,042,432	1,895,838

52

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
(b)Rates of amortization
The amortization rates are as follows:

Assets	Useful life (in years)	Annual amortization rate (%)
Trademarks and patents (*)
Right-of-use of software	5	20%
Research and development	2	50%
Goodwill (*)
Client portfolio	20	5%
Workforce	5	20%
Non-Compete	5	20%
(*) Undefined useful life
(c)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value described in the note 8 (e).
10.Loans and financing
10.1.Breakdown

				Consolidated
				September 30, 2024 (unaudited)		December 31, 2023
Description		Financial charges - % p,a, (i)	Maturity	Current	Non-Current	Current	Non-Current
Working capital		12.73%	June 2033	17,826	517,914	48,468	511,613
Working capital - Costs				-	(23,323)
Working capital - (Resolution 4.131)	(ii)	3.3% + CDI	August 2025	91,368	—	—	—
Working capital - Costs (Resolution 4.131)	(ii)			(125)	—	—	—
Working capital - Swap (Resolution 4.131)	(ii)			(3,296)	—	—	—
Investment financing		15.59%	August 2029	42,245	83,737	27,287	70,650
Financial leases liabilities		4.67%	August 2029	22,936	65,239	8,614	35,270
				170,954	643,567	84,369	617,533
(i)    Effective weighted average annual cost of interest on September 30, 2024 (unaudited).
(ii)    Resolution 4,131 of 1962, issued by the Securities and Exchange Commission, regulates the application of foreign capital entered into Brazil, intended for the production of goods or services, as well as financial or monetary resources, introduced into the country, for application in activities economic.

53

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
10.2.Reconciliation of movements of liabilities to cash flows arising from financing activities

Balance at January 1st, 2024	701,902
Borrowing	124,493
cost capture	(300)
Interest expense	50,494
Principal paid	(249,867)
Amortization of costs	5,936
Interest paid	(53,997)
Cash for asset acquisition - non-cash event	164,889
SWAP Result	(3,296)
The effect of changes in foreign exchange rates	74,267
Balance at September 30, 2024 (unaudited)	814,521

Balance at January 1st, 2023	717,418
Borrowing	124,258
Interest expense	54,546
Principal paid	(179,804)
Interest paid	(50,260)
Business Combination	28,895
Cash for asset acquisition - non-cash event	29,193
Transfer	20,913
The effect of changes in foreign exchange rates	(43,257)
Balance at December 31, 2023	701,902
Loan and financing agreements do not have restrictive clauses.
10.3.Payment schedule of installments of non-current liabilities

	September 30,2024 (unaudited)	December 31,2023
Year of maturity
2025 (3 months)	37,213	80,387
2026	69,162	64,494
2027	489,121	467,193
2028	35,781	20,165
2029	27,530	4,251
2030	7,517
More 2031	566
	666,890	636,490

Funding cost (long term)	(23,323)	(18,957)
	643,567	617,533
10.4.Guarantees
Financing with FINAME funds is guaranteed by the financed assets and was raised essentially for the creation of a vehicle fleet for the subsidiaries’ operations. This financing occurs through accredited financial institutions, for the production and acquisition of new machines and equipment, nationally manufactured, accredited in the Brazilian Bank for Economic and Social Development (BNDES).
Working capital loans are guaranteed by the Company’s shareholders’ guarantees.

54

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
11.Debentures
11.1.Breakdown

			Consolidated
			Current		Non-Current
Description	Financial charges - % p,a, (*)	Mature	September 30, 2024 (unaudited)	December 31, 2023	September 30, 2024 (unaudited)	December 31, 2023
Debentures	CDI + 2,65% a 2,75%	September 2029	60,834	79,677	382,070	466,073
			60,834	79,677	382,070	466,073
11.2.Payment schedule of installments for non-current liabilities

	September 30,2024 (unaudited)	December 31, 2023
Year of maturity:
2025 (3 months)	-	118,417
2026	62,494	118,405
2027	129,163	118,423
2028	129,173	118,422
2029	66,670	–
Total	387,500	473,667

Funding cost (long term)	(5,430)	(7,594)
	382,070	466,073
11.3.Description of debentures
Emergência Participações S.A.
On September 15, 2022, the Management of the direct subsidiary Emergência Participações S.A. at the Company's Extraordinary General Meeting, deliberated and approved the 2nd issue of simple debentures, not convertible into shares, unsecured, with additional personal guarantee, in a single series, worth R$250,000. The funds raised were used to replenish the Company's cash and general corporate uses.
The debentures have final maturity in September 2028, payment of the principal will be made in 4 consecutive annual installments, the first in September 2025 and interest will be paid semi-annually, with the first payment in June 2023.
Considering the financial cost of the contracts (16.65% p.a. of implicit interest), on March 20, 2024, the direct subsidiary Emergência Participações S.A. made the advance payment of 36 installments due from the 1st issue of simple debentures, not convertible into shares in the amount of R$233,738. Of the total amount paid, R$ 7,067 refers to the contractual fine for the financial advance and is recorded in the financial result, according to explanatory note nº 21.
11.4.Contractual restrictions and covenants
The Company has certain obligations, including compliance with financial indices (covenants). They are basically linked to the Net Debt / EBITDA* compliance ratio, which must be measured every six months by the Company.

55

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
In addition, the Company must notify in advance of incorporation, merger, spin-off or corporate reorganization, liquidation, extinction or dissolution, capital reduction, distribution of dividends above the mandatory minimum or any transfer of assets of the Company and its subsidiaries, as well as an entry with a request for judicial recovery.
As of September 30, 2024 (unaudited), there were no events that could lead to breach of contract.
(*) EBITDA: or EBITDA, refers to earnings before financial results, income tax and social contribution and depreciation and amortization, considering the accumulated pro forma result, with the results under the control of the pro forma Company.
12.Trade and other payables

	September 30, 2024 (unaudited)	December 31, 2023
Trade payables – supply chain financing arrangement - domestic operations	8,824	21,967
Trade payables – supply chain financing arrangement - foreign operations	164,954	162,651
	173,778	184,618
13.Tax payable
13.1.Current income tax payable

	September 30, 2024 (unaudited)	December 31, 2023
Income tax	6,731	15,897
Social contribution	2,081	5,787
	8,812	21,684
13.2.Other tax payable

	September 30, 2024 (unaudited)		December 31, 2023
	Current	Non-current	Current	Non-current
PIS	6,541	—	4,602	—
COFINS	31,091	—	21,029	—
ICMS	528	—	490	—
ISS	2,132	—	2,172	—
IVA	10,507	—	19,914	—
Installment	2,402	10,466	559	8,604
IRRF	837	—	846	—
Other taxes	2,793	41	1,847	34
	56,831	10,507	51,459	8,638

56

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
13.3.Installments
Balance of installment payments As of September 30, 2024
The balance of installments As of September 30, 2024 (unaudited), comes basically from subsidiaries, and is composed as follows:

	September 30, 2024 (unaudited)		December 31, 2023
	Current	Non-current	Current	Non-current
Simples National	—	1,135	—	1,168
INSS installment plan	65	—	—	—
Social Security - PGFN	—	603	—	739
Other PGFN debits	1,558	7,379	454	5,039
Social Security - RFB	45	—	45	—
Other RFB debits	546	1,098	—	802
Installment payment - INSS	—	—	29	—
PIS installment payment	8	11	19	13
COFINS Installment	—	61	—	90
Installment payment - IRRF	—	—	—	11
ISS installment payment	180	179	12	704
Other	—	—	—	38
	2,402	10,466	559	8,604
14.Leases liabilities
The Company does not recognize a lease asset or liability for contracts with a term of less than 12 months and/or for non-material amounts. The weighted average discount rate in effect and used to calculate the present value of the provision for lease of the identified assets and, consequently, for the monthly appropriation of financial interest, was 20% per year, in accordance with the term of each lease contract and the economic policy of each country where the subsidiary is domiciled.
14.1.Right-of-use assets
Movement of the right of use:

Consolidated	December 31, 2023	Additions	Contracts terminated	Amortization	Initial Collection	Transfers	Non-cash transfer	Exchange rate variation	September 30, 2024 (unaudited)
Rentals – Fleets a)	—	249,774	—	—	—	—		—	249,774
Leases of non-material value b)	88,737	123,454	(3,021)	(95,397)	—	144	—	7,403	121,320
	88,737	373,228	(3,021)	(95,397)	—	144	—	7,403	371,094

Consolidated	December 31, 2022	Additions	Contracts terminated	Amortization	Initial Collection	Transfers	Non-cash transfer	Exchange rate variation	September 30, 2023 (unaudited)
Rentals - Fleets	—	—	—	—	—	—		—	—
Leases of non-material value	68,275	82,342	(8,216)	(36,555)	28	(29,072)	(4,563)	(1,991)	70,248
	68,275	82,342	(8,216)	(36,555)	28	(29,072)	(4,563)	(1,991)	70,248
a)Arising from the renewal of the fleets of heavy vehicles, such as tractors, trucks, trailers and buses of the leasing company Addiante and of yellow line assets, consisting of machines such as backhoes, forklifts and tractors of the company CHG-Meridian, as mentioned in explanatory note 1.2, in Relevant Events.
b)Refer mainly to properties (including administrative offices, regional offices, service bases, warehouses, training center) and fleets that are leased from third parties for conducting the business of the Company and its subsidiaries in various locations in the country. Since April 2020, the lease agreement with related parties for the properties in Nova Odessa/SP and the Company's headquarters in São Paulo/SP began, which follow market conditions.

57

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
14.2.Leases liabilities

	Consolidated
	September 30, 2024 (unaudited)	December 31, 2023
Provision for Leases - Fleets	249,774	—
Provision for Leases of non-material value	220,590	62,484
Adjustment to present value	(141,401)	(5,004)
	328,963	57,480
Dismemberment:
Current liabilities	98,473	22,620
Non-current liabilities	230,490	34,860
	328,963	57,480
Movement of leases payable:

Consolidated	December 31, 2023	Additions	Appropriation of interest	Principal payments	Interest payments	Contracts terminated	Initial collection	Exchange rate variation	September 30, 2024 (unaudited)
Leases - Fleets to be paid	—	249,773	—	—	—	—	—	—	249,773
Leases of non-material value payable	57,480	123,455	2,607	(107,158)	(2,524)	671	—	4,659	79,190
	57,480	373,228	2,607	(107,158)	(2,524)	671	—	4,659	328,963

Consolidated	December 31, 2022	Additions	Appropriation of interest	Principal payments	Interest payments	Contracts terminated	Initial collection	Exchange rate variation	September 30, 2023 (unaudited)
Leases - Fleets to be paid	—	—	—	—	—	—	—	—	—
Leases of non-material value payable	47,059	82,342	2,484	(70,850)	(2,392)	(5,385)	35	(841)	52,452
	47,059	82,342	2,484	(70,850)	(2,392)	(5,385)	35	(841)	52,452
The amounts recognized in the income statement in the nine-month period ended September 30 as lease expenses are shown below:

	Consolidated
	September 30, 2024 (unaudited)	December 31, 2023
Variable payments	8	1,257
	8	1,257
The payment schedule for long-term lease installments payable is as follows:

Expiration year	September 30, 2024 (unaudited)
2025 (3 months)	35,174
2026	93,424
2027	89,383
2028	84,936
from 2029	58,205
Total Future Minimum Lease Payments	361,122
Adjustment to present value	(130,632)
Leases payable - non-current	230,490

58

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
15.Provision for contingencies and judicial deposits
15.1.Breakdown
As of September 30, 2024 (unaudited) and December 31, 2023, the subsidiaries had the following liabilities, and corresponding judicial deposits, related to contingencies:

	September 30, 2024 (unaudited)		December 31, 2023
	Judicial deposits	Provision for contingencies	Judicial deposits	Provision for contingencies
Probable contingencies:
Labor and social security contingencies	605	377	631	393
	605	377	631	393
The Company is a party to labor, social security and civil lawsuits and has been discussing these matters in both the administrative and judicial scopes and, when applicable, said lawsuits are mostly backed by appeal-related judicial deposits.
The respective provisions for contingencies were set up considering the estimates made by the legal advisors, for lawsuits whose likelihood of loss in the respective outcomes was assessed as ‘probable’.
Company Management believes that resolving these issues will not have an effect significantly different from the provisioned amount.
15.2.Rollforward of provision for contingencies
Changes in provision for contingencies As of September 30, 2024 (unaudited) and December 31, 2023, are as follows:

Consolidated
(=) Balance at January, 1st 2023	607
(+) Business combination	18
(+) Provisions made during the year	1,049
(-) Provisions reversed during the year	(1,281)
(=) Balance at 31 December 2023	393
(+) Business combination	—
(+) Provisions made during the year	—
(-) Provisions reversed during the year	(16)
(=) Balance at September 30, 2024 (unaudited)	377
15.3.Descriptions of contingencies
Labor and social security contingencies refer to lawsuits filed by former employees linked to funds arising from the employment relationship and to various claims for damages.
Civil claims refer to lawsuits filed by former suppliers and partners related to compensation for property damages arising from the commercial relationship that existed with the Group Reponse’s companies.
On December 31, 2022, Management reassessed the criteria for provision for labor contingencies considering the risk of loss in each lawsuit and started recording the estimated amount of probable loss in each request made in the lawsuits.
The Company has labor contingencies classified as a possible loss As of September 30, 2024 (unaudited), in the amount estimated by its legal advisors of R$ 982 (as of December 31, 2023, in the amount of R$ R$ 982).

59

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
16.Related parties
16.1.Breakdown
The transaction with related parties in the Ambipar Emergency Response was carried out under the following conditions:

	September 30, 2024 (unaudited)	December 31, 2023
Assets:
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	111,475	4,500
Ambipar Bank Intermediação de Negócios, Pagamentos e Participações S.A.	18,320	1
Ambipar R&D Pesquisa e Desenvolvimento Ltda	—	43
Ambipar Logistics Ltda	1,816	1,815
Environmental ESG Participações S.A.	35,255	12,595
Ambipar Eco Products S.A.	2,229	2,229
Ambipar Workforce Solution Mão de Obra Temp, Ltda	6,078	6,094
Ambipar Environmental Solutions - Soluções Ambientais Ltda	1,352	1,154
Ambipar Environment Waste Logistics Ltda	717	717
Ambipar Environment Reverse Manufacturing S.A.	34	34
Ambipar ESG Brasil S.A.	30	30
Ambipar Insurance - Corretora de Seguros Ltda	85	—
Ambipar Coprocessing Ltda	2	2
Disal Chile Sanitarios Portables Ltda	—	96
Ambipar Environment Waste Management AL S.A.	2,984	—
Gestión de Servicios Ambientales S.A.C.	—	12
	180,377	29,322
Liabilities:
Dividends payable:
Controlling shareholder	—	38,355
Non-controlling shareholders	12,268	19,009
	12,268	57,364
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	36,745	564,571
Ambipar Eco Products S.A.	2,209	2,209
Ambipar Environment Waste Logistics Ltda	1,296	1,296
Ambipar Environmental Solutions - Soluções Ambientais Ltda	4,003	3,203
Ambipar Lux S.à.r.l	1,098,194	—
Ambipar Environmental Nordeste Ltda	8	—
Environmental ESG Participações S.A.	186	9,747
Disal Chile Sanitarios Portables Ltda	171	153
Disal Chile Servicios Integrales Ltda	357	204
Gestión de Servicios Ambientales S.A.C.	—	255
Recitotal Com, Serv Ltda	—	8
Ambipar R&D Pesquisa e Densenvolvimento Ltda	—	99
Ambipar Logístics Ltda	2,145	2,145
Ambipar Green Tech Ltda	93	93
Ambipar Compliance Solutions S.A.	3	3
Ambipar Environmental Centroeste S.A.	95	143
Ambipar Worforce Solution Mão de Obra Temporária Ltda	5,578	5,578
Ambipar Environment Reverse Manufacturing S.A.	1	1
Brasil Coleta Gerenciamento de Resíduos Ltda	—	700
Ambipar Environmental Mining Ltda.	135	89
Ambipar Environmental Nordeste Ltda	8	8
Ambipar Bank Intermediação de negócios, pag e Part S.A.	4,557	30,337
	1,155,784	620,842

60

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
The remuneration of key personnel is recorded in profit or loss under employee benefits.
Loans
They comprise checking account transactions carried out exclusively between wholly owned subsidiaries of the Group Response’s parent company, Ambipar Participações e Empreendimentos S.A., i.e., subsidiaries over which the parent company has full control. These transactions, whose contracts are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group.
Obligations due to acquisition of investments
The settlement of obligations of Ambipar's subsidiaries in certain corporate transactions through the delivery of shares of the Company generated a related party with the subsidiaries of R$97.964, as mentioned in explanatory note 1.2, in Relevant events of the period.

	September 30, 2024 (unaudited)	June 30, 2023
Statement of income (business transactions)
Revenues
Disal Chile Sanitarios Portables Ltda.	68	81
Gestión de Servicios Ambientales S.A.C.	—	46
	68	127
Costs
Disal Chile Sanitarios Portables Ltda.	(771)	(11)
Gestión de Servicios Ambientales S.A.C.	—	—
	(771)	(11)
Net Income (loss)	(703)	116
Commercial transactions
Related parties linked to the Chilean non-controlling shareholder, which has strictly business transactions, i.e., entered into for the purpose of providing environmental services, leases, as well as providing emergency response services. For the execution of such transactions, the commercial conditions of the local market are followed.
Shared costs between companies
Part of the amount payable to the parent company Ambipar Participações comes from the sharing of costs of the shared office (Shared Solutions Center – SSC) that is distributed among companies in Brazil according to the revenue of each company in relation to the Ambipar Group.
16.2.Remuneration of key personnel
The remuneration of all directors of the Company that corresponds to short-term benefits was R$ 40,128 in September 30, 2024 (unaudited) (R$ 53,702 on September 30, 2023 (unaudited)).
Benefits, such as vehicle use, reimbursement, travel, and others, are granted to officers, in September 30, 2024 (unaudited), these benefits totaled R$ 2,126 (R$ 1,644 on September 30, 2023 (unaudited)).
In September 2024, no long-term benefits, termination of employment contracts or share-based remuneration were paid.

61

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
17.Shareholders' equity
In the context of the Consolidated Financial Statements, the accounts comprising equity (capital, capital reserve, income reserve, equity adjustments, among other) usually are not significant.
Therefore, the statements of changes in equity of this Consolidated financial information include only two items named equity attributed to controlling interests and noncontrolling interests.
17.1.Share Capital
Authorized capital
Share capital on September 30, 2024 (unaudited) and December 31, 2023 was R$ 1,443,108,000, represented by 55,429,851 common shares, having no nominal value and there were no changes in the period ended at September 30, 2024 (unaudited).

	September 30, 2024 (unaudited)		December 31, 2023
	Quantity	R$ (whole numbers)	Quantity	R$ (whole numbers)
Initial balance	55,429,851	1,443,108,000	261,920,439	261,920,439
Issuance new shares	—	—	177,977,323	263,004,000
Capital reduction - transaction with HPX Corp, pursuant to the terms of the Business Combination	—	—	(439,897,762)	(524,924,439)
Ambipar Participações e Empreendimentos S.A.	—	—	39,234,746	841,029,236
PIPE investors	—	—	13,323,800	555,892,823
HPX Corp.	—	—	1,916,100	6,333,076
Others Investors	—	—	955,205	39,852,865
Final balance	55,429,851	1,443,108,000	55,429,851	1,443,108,000
Transaction with HPX
On March 3, 2023, the Company completed the transaction with HPX Corp, pursuant to the terms of the Business Combination Agreement entered into on July 5, 2022 by the Company, together with its subsidiaries, Emergência Participações, Ambipar Emergency Response and Ambipar Merger Sub. As a result, Emergência Participações became a wholly owned subsidiary of Ambipar Emergency Response.
Ambipar Emergency Response (AMBI) is classified as a foreign private issuer, emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE American).
The completion of the Transaction involved a capital contribution of R$909,8 million equivalent to US$174.7 million in AMBI, of which: (i) R$48.1 million equivalent to US$9.2 million from the HPX trust account, (ii) R$595.8 million equivalent to US$114.5 million from private investors in the PIPE (Private Investment in Public Equity) structure, (iii) capitalization of R$263.0 million equivalent to US$50.5 million loan that the Emergency had with the Company. As a result, the Company now holds a 70.8% stake in AMBI after the conclusion of the SPAC process.

62

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Accounting impacts
a)Stock listing expense
The Transaction is not within the scope of IFRS 3 - Business Combination since HPX was a special purpose entity for the acquisition of businesses and did not meet the definition of business by the standard, thus being accounted for in accordance with the standard IFRS 2 – Share-Based Payment. According to this rule, AMBI recognized a single non-cash expense of R$ 100.9 million equivalents to US$ 19.4 million as a listing expense (Listing Expenses), based on the difference between the value of the AMBI shares issued to HPX shareholders and the fair value of HPX's identifiable net assets. This expense represents the implicit incurred cost of listing AMBI on the NYSE American.

R$
Cost of shares issued to HPX shareholders (1)	146,741
Fair value of Earn-out shares for Ambipar Holding (2)	(44,240)
Adjusted cost of shares issued to HPX shareholders	102,501

HPX Assets	48,083
HPX Liabilities	(49,676)
HPX net assets on 3/3/2023	(1,593)

Stock listing expense	100,909
(1)Considering the amount of US$9.89 per share on 02/28/23, date of the EGM approving the transaction and exchange of R$5.2037.
(2)Fair value estimated based on a Monte Carlo simulation model.
b)Transaction costs
The Company incurred extraordinary expenses of R$18,913 referring to legal, financial, and listing advisors.
c)Earn-out
As part of the Transaction, the Company is entitled to an additional 11,000,000 AMBI shares, to be issued in 2 tranches of 5,500,000 each in case certain objectives are achieved (“Earn-out”). The first tranche will be granted if the AMBI quotation exceeds US$17.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. The second tranche will be granted if the AMBI quotation exceeds US$20.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. If these objectives are not achieved by March 3, 2026, the Earn-out not awarded will be cancelled.
Earn-out is within the scope of IAS 32/IFRS 9 and was classified as a passive derivative financial instrument of AMBI. The subsequent measurement of fair value has been recognized in the equity transaction account in the Company's shareholders' equity. Earn out fair value is calculated according to a Monte Carlo simulation model at each measurement date, using typical inputs equity markets volatility, the price of AMBI shares and time to expiration. As the pricing inputs vary quarterly, so does the earn out fair value Company reorganization.
In 2021, the Company did a reorganization and had 100% of the capital stock of which held the control of investees: Ambipar Holding USA, Ambipar Holding Canada, Ambipar Holding UK, Ambipar Holding Ireland and Inversiones Disal which were part of the group and resulted in an impact of $326,056 in the Company's equity.

63

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
17.2.Profit reserves
Legal reserve
The legal reserve is set up annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company's capital.
The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset losses and increase capital.
Unrealized profit reserve
The unrealized profit reserve is represented by undistributed profits, due to equity in earnings not realized in its investees.
17.3.Earnings per share
As a result of the corporate reorganization of Ambipar Participações e Empreendimentos S.A. that occurred in 2020, the Company presents these Unaudited Condensed Consolidated Interim Financial Statements considering Ambipar Emergency Response as the ultimate parent company of the Group Response since January 1, 2021. The weighted average of the shares used to calculate the earnings per share represents the movement of the shares of Ambipar Emergency Response in the respective exercises.
Basic
Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of shares issued during the year, excluding those shares bought by the Company and held as treasury shares. Any dividends of preferred shares and any premiums paid upon the issue of preferred shares during the year are deducted from the income attributed to the parent company’s shareholders.

Earnings per share	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Earnings per share operations attributable to shareholders of the parent company before deductions	141,523	33,161
Number of ordinary shares (basic)	55,429,851	101,316,648

Basic earnings per share (in Reais)	2.5531	0.3273
Diluted
Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted EPS. The company has 16,179,990 warrant shares, potential common shares in circulation, so the diluted basic profit is as follows:

Earnings per share	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Earnings per share operations attributable to shareholders of the parent company before deductions	141,523	33,161
Number of ordinary shares (diluted)	71,609,841	113,901,085

Diluted earnings per share (in Reais)	1.9763	0.2911

64

AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
17.4.Accumulated translation adjustment
It substantially refers to exchange variation on foreign investees and goodwill paid on the acquisition of businesses in other countries, whose functional currencies are different from the Company and its subsidiaries.
17.5.Capital transaction
On June 28, 2021, Emergências Participações S.A. acquired 100% of the shares of Inversiones Disal Emergencias S.A. (“Inversiones Disal Emergencias”). Inversiones Disal Emergencia is a holding company with a direct interest of 50% on Suatrans Chile S.A. and, after this transaction, the total interest of Ambipar Emergency Response on Suatrans Chile S.A. is 100%.

Response
Inversiones Disal Emergencias
Assets and liabilities acquired at fair value (*)
Cash and cash equivalents	1,005
Other assets	25,650
Other liabilities	(326)
Total identifiable net assets	26,329

Total amount of consideration transferred	144,430
(-) Cash acquired	(1,005)
(-) Assumed value of the obligation to pay	—
Cash paid, net of cash received/receivable	143,425

Determination of goodwill (*)
Total amount of consideration, net	144,430
Total identifiable net assets	(26,332)
Goodwill paid on expected future profitability	118,098

Date of additional acquisition	06/28/2021
Company that acquired control	Emergência Participações S.A.

Value of acquisition	US$ 26,185 (thousand)
Percentage acquired	100%
18.Segment reporting
Segment information is presented geographically as required by entity wide disclosures under IFRS 8.
(i)Segment net revenue by region

	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Net Revenue
Brazil	1,156,744	650,787
Latin America (Other than Brazil)	133,102	146,227
Europe	140,209	116,133
North America	1,001,123	936,284
Total	2,431,178	1,849,431

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
Segment PPE, Goodwill and Intangible assets by region
From the total of PPE, Goodwill, and Intangible assets, 36% located in Brazil as of September 30, 2024 (unaudited) (in December 31, 2023 was 33%). The following table presents segment non-current assets by geographical area for the periods indicated:

	September 30, 2024 (unaudited)	December 31, 2023
Non-current assets
Brazil	1,189,425	927,490
Latin America (Other than Brazil)	86,010	75,238
Europe	127,603	108,155
North America	1,883,717	1,661,253
Total	3,286,755	2,772,136
(ii)Major clients
As of September 30, 2024 (unaudited), and December 31, 2023, the Emergency Response Services has no customer representing more than 10% of its net revenue.
19.Net Revenues
The main business activities of Response comprise prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, in addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
The Company promises a service to the customer at the contract, which could be stand-by to support or execute a spot service. The delivery of the service is identified as the single performance obligation in the respective contract.
The nature, amount, timing and uncertainty of Ambipar Emergency Response net revenue and cash flows may be affected by economic factors. The economic factors that most impact Ambipar Emergency Response net revenues and cash flow are associated with geographical areas. The following table presents net revenue disaggregated by geographical area for the periods indicated.

	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Net Revenue from domestic market (*)	1,110,423	577,159
Net Revenue in the foreign market	1,320,755	1,272,272
Net revenue from services rendered	2,431,178	1,849,431
(*)    Revenue represented by national (Brazil) clients.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
20.Costs and expenses by nature

	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)

Materials used in the provision of services	(62,445)	(53,593)
Personnel and labor charges	(966,155)	(750,596)
Fuels	(58,930)	(41,489)
Freight and tolls	(4,763)	(4,876)
Cost of sale of Property, plant and equipment	(144,042)	—
Maintenance of machinery, apparatus and equipment and vehicles	(82,853)	(67,233)
Taxes	(20,181)	(16,984)
Rent and Condominium	—	(625)
Waste disposal	(21,673)	(13,316)
Insurance	(14,789)	(12,444)
Leasing of goods, vehicles, machinery and equipment	(8)	(632)
Telephony expenses	(14,933)	(10,240)
Travel expenses	(53,357)	(56,051)
Depreciation and amortization	(210,830)	(124,673)
Advertising and marketing	(16,828)	(12,990)
Third-party services	(312,089)	(275,802)
IPO costs	—	(120,963)
Other expenses	(48,276)	(59,991)
	(2,032,152)	(1,622,498)

Cost of services provided	(2,017,589)	(1,496,686)
General, administrative and sales	(23,575)	(21,925)
Other operating income (expenses), net	9,012	(103,887)
	(2,032,152)	(1,622,498)

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
21.Net financial results

	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Financial income:
Discounts obtained	94	78
Interest charged	1,246	937
Revenues from interest earning bank deposit	4,135	10,461
Foreign-exchange income	167,835	3,614
Derivatives Revenue	8,362	—
Monetary variation	4,496	10,381
Other	606	1,367
	186,774	26,838
Financial expenses:
Interest paid	(10,030)	(5,913)
Interest right of use	(2,607)	(2,484)
Interest on loans	(50,494)	(40,697)
Debenture interest	(32,615)	(71,328)
Intercompany interest	(66,878)	(6,759)
Discounts granted	(691)	(2,333)
Bank expenses	(3,472)	(1,993)
IOF	(1,284)	(581)
Foreign exchange costs	(193,335)	(12,755)
Monetary variation	(13,718)	(88)
Costs of anticipating obligations	(8,407)	—
Derivatives Expenses	(491)	—
Other	(13,582)	(4,903)
	(397,604)	(149,834)
Net financial expense	(210,830)	(122,996)
22.Income tax and social contribution
(a)Breakdown of expense

	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Current income tax and social contribution	(34,852)	(63,553)
Deferred income tax and social contribution	(11,821)	(7,223)
Income tax and social contribution expense	(46,673)	(70,776)

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
(b)Reconciliation of income tax and social contribution expenses

	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)

Income before income tax and social contribution	188,196	103,937
Tax calculated based on current rates - 34%	(63,987)	(35,339)
Reconciliation:
Equity in net income of subsidiaries	—	—
Recognition of deferred tax loss asset	25,888	1,719
Permanent difference adjustments in other jurisdictions	16,055	17,237
Adjustment in Tax regime Differences	(13,595)	(12,719)
Other adjustments in temporary and permanent differences	(11,034)	(41,674)

Income tax and social contribution	(46,673)	(70,776)

Effective rate of income tax and social contribution - %	24.8%	68.1%
(c)Deferred income tax and social contribution
The Company records deferred income tax and social contribution payable and receivable to the extent of their realization, to reflect the future tax effects on temporary differences between the tax bases of assets and liabilities and their respective book values, as well as a tax loss and negative social contribution basis, calculated at the combined tax rate of 34%, as well as demonstrating the basis for constituting the deferred income tax and social contribution payable, constituted taking into consideration the existing obligations in other jurisdictions, stated separately in assets and liabilities due to the fact that they are distinct tax authorities, as follows:

Tax bases - Assets	September 30, 2024 (unaudited)	December 31, 2023
Tax loss and negative basis	40,289	14,151
Temporary differences in another jurisdiction	47,588	72,460
Provisions - temporary differences	(18,746)	(1,906)
	69,131	84,705

Income tax - 25%	17,283	21,177
Social contribution - 9%	6,222	7,623
Income tax and social contribution - assets	23,505	28,800

Tax bases - Liabilities	September 30, 2024 (unaudited)	December 31, 2023
Provisions - temporary differences	(230,032)	(163,257)
Temporary differences in another jurisdiction	(442,064)	(389,047)
	(672,096)	(552,304)

Income tax - 25%	(168,024)	(138,077)
Social contribution - 9%	(60,489)	(49,707)
Income tax and social contribution - liabilities	(228,513)	(187,784)

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AMBIPAR EMERGENCY RESPONSE

Notes to the Condensed Consolidated Financial Statements As of September 30, 2024, and December 31, 2023 (Values expressed in thousands of Brazilian Reais)
(d)Changes in deferred income tax and social contribution

Changes	September 30, 2024 (unaudited)	December 31, 2023
Opening balance - assets, net of liabilities	(158,984)	(165,413)
Realization to statement of income	(11,821)	(12,866)
Other changes	(34,203)	19,295
Closing balance - assets, net of liabilities	(205,008)	(158,984)
(e)Realization of deferred income tax and social contribution

Realization per annum	September 30, 2024 (unaudited)	December 31, 2023
2024	1,306	5,760
2025 (9 meses)	3,918	4,320
2025 (3 meses)	1,306	1,440
2026	5,223	5,760
2027	5,223	5,760
2028	5,223	5,760
More 2029	306	—
	23,505	28,800
23.Cash flow information
Investment and financing transactions that do not involve cash.

	September 30, 2024 (unaudited)	September 30, 2024 (unaudited)
Cash flow from investment activities
Acquisition of property, plant, and equipment by financing	164,889	26,145
Payment of obligations for acquisition with treasury shares	97,964	—
Balance payable for acquisition of investment	—	92,324
	262,853	118,469
Cash flow from financing activities
Operational lease	(373,228)	82,342
Accumulated translation adjustment	197,924	75,450
Interest of non-controlling shareholders	10,742	(5,400)
Warrant and earn out	28,649	(38,243)
Capital increase with mutual	—	(263,004)
	(135,913)	(148,855)

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